ANNUAL INFORMATION FORM

FOR THE YEAR-ENDED DECEMBER 31, 2015

MARCH 30, 2016

PRIMERO MINING CORP.
Suite 2100, 79 Wellington Street West
TD South Tower
Toronto, Ontario, Canada M5K 1H1

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	65

TRANSFER AGENT AND REGISTRAR	66

MATERIAL CONTRACTS	66

INTERESTS OF EXPERTS	66

AUDIT COMMITTEE	68

SCHEDULE “A” TECHNICAL DEFINITIONS	71

SCHEDULE “B” MATERIAL MINERAL PROJECTS	73

INTRODUCTORY NOTES

Cautionary Note Regarding Forward-Looking Statements

            Capitalized terms used in this section are as defined in the following sections of this annual information form (“Annual Information Form” or “AIF”): Corporate Structure, General Development of the Business and Mining Activities.

            This AIF contains “forward-looking information” within the meaning of applicable US and Canadian securities laws. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “intends”, “may”, “will”, “should”, “plans”, “anticipates”, “potential”, “expects”, “estimates”, “forecasts”, “budget”, “likely”, “goal” and similar expressions or statements that certain actions, events or results may or may not be achieved or occur in the future. In some cases, forward-looking information may be stated in the present tense, such as in respect of current matters that may be continuing, or that may have a future impact or effect. Forward-looking statements reflect our current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

            Forward-looking statements in this Annual Information Form include those that relate to: the ability of the Company to operate and expand production at its existing mines; the effect of mining techniques and methods such as long-hole mining or changing labour shifts; the ability of the Company to grow through acquisition; the payment of taxes based upon the contracted price for silver under the Amended and Restated Silver Purchase Agreement; the ability to identify new Mineral Resources and convert Mineral Resources into Mineral Reserves; the Advance Pricing Agreement (“APA”) and the Company’s ability to defend its validity against the legal claim from the Mexican Tax authorities seeking to nullify the APA; the Company’s ability to pay taxes in Mexico on realized silver prices; the Company’s intentions to become an intermediate gold producer; the impact of estimation methodologies on mine and production planning; the ability to generate cash flows that exceed requirements; the timing and amount of capital expenditures and costs; the development of new mineral deposits; the Company’s ability to complete future financings to raise additional capital as needed; expected ore grades, recovery rates and through-put; the ability of the Company to comply with environmental, safety and other regulatory requirements as well as the Company’s policies in respect thereof; expected or proposed development or construction activities, and the expected costs thereof; expectations regarding currency fluctuations; the timing and results of union contract negotiations; title disputes relating to the Company’s properties; the timing and possible outcome of pending litigation including securities class actions initiated against the Company in California; future prices of precious and base metals; the ability of the Company to obtain government approvals or permits in connection with the continued operation and development of its operations, development project and exploration properties; the impact of the acquisitions on the business and operations of the Company; and the ability of the Company to maintain effective internal control over financial reporting.

            Such forward-looking information is based upon factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to uncertainties and contingencies, and, if incorrect, could cause actual future results to be materially different than expressed in the forward-looking statements. The assumptions and factors which may prove to be incorrect, include, but are not limited to: the specific assumptions set forth in this AIF; the expectations and beliefs of management; assumptions relating to the availability of suitable mining assets for acquisition on reasonable terms; that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, political changes, title issues, intervention by local landowners, loss of permits, or environmental concerns or otherwise; that development and expansion at its operations and project proceeds on a basis consistent with current expectations and the Company does not change its expansion, development and exploration plans; that the exchange rate between the Canadian dollar, the Mexican peso and the United States dollar remain consistent with current levels or as set out in this AIF; that prices for gold and silver remain consistent with the Company’s expectations; that prices for key mining supplies, including labour costs and consumables, remain consistent with the Company’s current expectations; that production meets expectations and is consistent with estimates; that plant, equipment and processes will operate as anticipated; that there are no material variations in the current tax and regulatory environment or the tax positions taken by the Company; that the Company will maintain access to surface rights; that the Company will be able to obtain and maintain government approvals or permits in connection with the continued operation and development of its existing operations, development and exploration activities; and that the Company can access adequate financing, appropriate equipment and sufficient labour, all at acceptable rates. No assurance can be given that these assumptions will prove to be correct. These assumptions should be considered carefully by readers. Readers are cautioned not to place undue reliance on the forward-looking information and statements or the assumptions on which the Company’s forward-looking information and statements are based.

            Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold, silver and other metals; uncertainty of Mineral Reserves, Mineral Resources, Inferred Mineral Resources, inability to realize exploration potential, mineral grades and mineral recovery estimates; uncertainty of future production, delays in completion of expansion, exploration and development plans for any reason including insufficient capital, delays in permitting, and labour issues; our ability to defend the validity of the APA and defend against related securities litigation; inability to maintain or acquire attractive mining properties on terms it considers acceptable or at all; other risks inherent with acquisitions including integration inefficiencies and potential unknown liabilities associated therewith; the ability of the Company to comply with its obligations under material agreements including financing agreements; the ability of the Company to achieve projected gold and silver production, and gold and silver grades; projected cash costs of production, development and exploration, and capital expenditures may be greater than anticipated; currency fluctuations beyond those that are typical or anticipated; limitations on insurance coverage; commercial viability of mineral deposits; inability to complete any development projects for any reason; risks associated with the adequacy of infrastructure, including interruptions in power supply; mining risks, including unexpected formations, cave-ins and voids, which delay operations or prevent extraction of material; risks associated with competition in the mining industry; risks associated with the ability to retain key executives and key operating personnel; risks associated with conflicting legal obligations of directors and officers of the Company who are directors and/or officers of other companies; risks associated with foreign operations; adverse changes in labour laws or in the Company’s labour relations, or labour disputes, accidents or other adverse safety incidents; title disputes or claims; changes in other regulations that result in increased costs; cost of environmental expenditures and potential environmental liabilities; dissatisfaction or disputes with local communities or first nations; failure of plant, equipment or processes to operate as anticipated. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

            Readers are advised to carefully review and consider the risk factors identified in this AIF under the heading “Risk Factors” for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Readers are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this AIF. The forward-looking information and statements contained in this AIF are made as of the date hereof and, accordingly, are subject to change after such date. The Company does not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Cautionary Notes to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

            The disclosure in this AIF uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this AIF have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), SEC Industry Guide 7 under the United States Securities and Exchange Act of 1934, as amended (“Guide 7”) and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

            This AIF uses the terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” which are terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum which were adopted by the Canadian Securities Administrators’ NI 43-101 (see Schedule “A” –Technical Definitions). Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, Mineral Reserve estimates contained in this AIF may not qualify as “reserves” under SEC standards. In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

            This AIF also uses the terms “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. We advise investors that while such terms are recognized and required by Canadian securities regulations, the SEC does not recognize them. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies, except in limited circumstances. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. None of the following mineralization has been demonstrated to be ore nor is considered to be a Mineral Reserve. Investors are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Investors are also cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable. See “Risk Factors”.

            NI 43-101 also permits the inclusion of disclosure regarding the potential quantity and grade, expressed as ranges, of a target for further exploration provided that the disclosure (i) states with equal prominence that the potential quantity and grade is conceptual in nature, that there has been insufficient exploration to define a Mineral Resource and that it is uncertain if further exploration will result in the target being delineated as a Mineral Resource, and (ii) states the basis on which the disclosed potential quantity and grade has been determined. Disclosure regarding exploration potential has been included in this AIF. United States investors are cautioned that disclosure of such exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 Mineral Resources being identified.

            For the above reasons, information contained in this Annual Information Form may not be comparable to similar information disclosed by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Currency

            Unless otherwise stated, references herein to “$” are to the United States dollar. References to “CDN$” are to the Canadian dollar. References to to “- [amount] pesos” or to “pesos” are to the Mexican peso. The following table reflects the low and high rates of exchange for one United States dollar, expressed in Canadian dollars, during the periods noted, the rates of exchange at the end of such periods and the average rates of exchange during such periods, based on the Bank of Canada noon spot rate of exchange.

	Year ended December 31
	2015	2014	2013
Low for the period	$1.1728	$1.0614	$0.9839
High for the period	1.3990	1.1643	1.0697
Rate at the end of the period	1.3840	1.1601	1.0636
Average noon spot rate for the period	1.2787	1.1045	1.0299

            On March 29, 2016, the Bank of Canada noon spot rate of exchange was $1.00 – CDN $1.3154.

Gold and Silver Prices

Gold Prices

            The low, high, average and closing afternoon fixing gold prices in United States dollars per troy ounce for each of the three years ended December 31, as quoted by the London Bullion Market Association, were as follows:

	Year ended December 31
	2015	2014	2013
Low for the period	$1,049	$1,142	$1,192
High for the period	1,296	1,385	1,694
Average for the period	1,160	1,266	1,410
Closing for the period	1,062	1,206	1,204

            On March 29, 2016, the closing afternoon fixing gold price in United States dollars per troy ounce, as quoted by the London Bullion Market Association, was $1,226.

Silver Prices

            The low, high, average and closing afternoon fixing silver prices in United States dollars per troy ounce for each of the three years ended December 31, as quoted by the London Bullion Market Association, were as follows:

	Year ended December 31
	2015	2014	2013
Low for the period	$13.71	$15.28	$18.61
High for the period	18.23	22.05	32.23
Average for the period	15.68	19.08	23.79
Closing for the period	13.82	15.97	19.50

            On March 29, 2016, the closing afternoon fixing silver price in United States dollars per troy ounce, as quoted by the London Bullion Market Association, was $15.06.

CORPORATE STRUCTURE

            Primero Mining Corp. is incorporated under the British Columbia Business Corporations Act (the “Act”). On August 6, 2010, the Company acquired the San Dimas Mine (the “San Dimas Mine”), mill and related assets (the “San Dimas Assets”) from Desarrollos Mineros San Luis, S.A. de C.V. (“DMSL”) and the shares of Silver Trading (Barbados) Limited (“Silver Trading”) from Goldcorp Silver (Barbados) Ltd. (“GSBL”), each indirect, wholly-owned subsidiaries of Goldcorp Inc. (“Goldcorp”). On May 22, 2013, Primero acquired a 69.2% interest in the Cerro del Gallo project (“Cerro del Gallo Project”) by acquiring all of the shares of Cerro Resources NL (“Cerro”), a mining company listed on Australian Securities Exchange (“ASX”). On December 19, 2013, the Company acquired the remaining 30.8% interest in the Cerro del Gallo Project from a subsidiary of Goldcorp. See “General Development of the Business – Three Year History – Acquisition of Cerro del Gallo”.

            On March 5, 2014, the Company acquired all of the shares of Brigus Gold Corp. (“Brigus”) which owned a 100% interest in the Black Fox mine, mill and related assets (the “Black Fox Complex”). See “General Development of the Business – Three Year History – Acquisition of Black Fox Complex”. Brigus was renamed Primero Gold Canada Inc. on March 28, 2014.

            Effective January 1, 2015, Primero Mining Corp. and Primero Gold Canada Inc. amalgamated under the name of Primero Mining Corp.

            In this Annual Information Form, the terms “Company” or “Primero” refer to Primero Mining Corp. and all its subsidiaries together unless the context otherwise clearly requires. Certain terms used herein are defined in the disclosure to which the term relates.

            Primero has four principal, wholly-owned subsidiaries – Primero Empresa Minera, S.A. de C.V. (“Primero Empresa”), which is incorporated under the laws of Mexico, Silver Trading, which is incorporated under the laws of Barbados, Primero Mining Luxembourg s.à.r.l., which is incorporated under the laws of Luxembourg, and San Anton Resource Corporation, which is incorporated under the laws of Canada. The following chart shows the organization of Primero and the ownership of its mineral properties.

(1)	Eduardo Luna, a director of the Company and a Mexican resident, holds one share to meet Mexican corporate legal requirements.
(2)	Primero Mining Luxembourg s.à.r.l. is a holding company used by the Company to finance its operations.
(3)	Primero Empresa Minera, S.A. de C.V. is the owner and operator of the San Dimas Mine.
(4)	Silver Trading (Barbados) Limited is a trading and holding company.
(5)	Primero Compañía Minera, S.A. de C.V. is a service company.
(6)	Primero Servicios Mineros, S.A. de C.V. is a service company.
(7)	Primero Transportes Aéreos, S.A. de C.V. is an air taxi service company. The remaining 11.25% of shares are held by a nominee to meet Mexican corporate legal requirements.
(8)	Primero Auxiliares de Administración, S.A. de C.V. is a service company.

            The head office of Primero is located at Suite 2100, 79 Wellington Street West, TD South Tower, Toronto, Ontario, Canada, M5K 1H1, telephone (416) 814-3160, facsimile (416) 814-3170. The Company’s registered office is located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4N7, telephone (604) 689-9111, facsimile (604) 685-7084. The Company’s website address is www.primeromining.com.

GENERAL DEVELOPMENT OF THE BUSINESS

Corporate Strategy

            Over the past few years, Primero has been transformed from a single-asset gold and silver producer listed on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (“NYSE”) into a multi-asset, multi-jurisdiction gold and silver producer with two producing mines, one advanced development property and significant exploration potential. Effective June 24, 2011, Primero was added to the Russell Global Index; effective September 16, 2011, Primero was added to the S&P/TSX SmallCap Index and effective December 24, 2012, Primero was added to the S&P/TSX Global Gold Index.

            Prior to 2012, Primero had only one producing asset and one exploration property, both in Mexico, the San Dimas Mine and the Ventanas property. Since then, Primero has grown in size and diversity through several acquisitions. In 2013, Primero acquired an advanced stage development property in Mexico, the Cerro del Gallo Project in Guanajuato, Mexico. In March 2014, Primero acquired a second producing asset and exploration property in Canada, the Black Fox Complex.

            Since 2012, the Company has also grown its foundation asset by implementing initiatives to increase production, reduce costs and expand Mineral Reserves and Mineral Resources at the San Dimas Mine. Through a staged approach, the Company initially optimized existing operations to bring daily production up to the mill’s capacity of 2150 tonnes per day (“TPD”), which was achieved in early 2013. Following this, the Company undertook a first phase of the expansion of the San Dimas Mine and mill to 912,500 tonnes per year (“TPY”) or 2,500 TPD. The Company is in the process of expanding the San Dimas Mine and mill to 1,095,000 TPY or 3,000 TPD.

            Upon acquiring the Black Fox Complex in 2014, the Company embarked upon similar optimization initiatives focusing on reducing costs and increasing productivity as well as an evaluation of the asset’s near term potential, increasing underground exploration and development throughout the year. These assessments led to a determination that the Black Fox open pit mine would be depleted by the end of the third quarter of 2015. The exploration program at Black Fox has exceeded the Company’s expectations confirming the Company’s belief that there remains significant exploration upside at Black Fox.

            During 2015 the Company acquired approximately 10,000 hectares of new concessions from the Mexican Mining registry in the vicinity of the San Dimas and Ventanas concessions.

            With the continual optimization and expansion of its San Dimas Mine and the acquisitions of the Black Fox Complex, the Cerro del Gallo Project and the new concessions in the San Dimas Mine area; the Company has become a diversified, growing, competitive-cost precious metals producer with the objective in becoming a leading intermediate gold producer in the Americas delivering sustainable, superior value for all stakeholders through low-risk exposure to gold.

THREE YEAR HISTORY

Recent Developments

2016

Announcement of intentions to repay the Brigus Debentures

            On February 10, 2016, the Company announced its intention to redeem with cash its outstanding $48.1 million 6.5% senior unsecured convertible debentures due March 31, 2016 (the Brigus Debentures) and further announced that it had withdrawn $50 million under its Revolving Credit Facility to satisfy the repayment of the Brigus Debentures.

Legal Claims

            On February 3, 2016, the Company announced that it had received a legal claim from the Mexican Tax authorities, Servicio de Administración Tributaria ("SAT"), seeking to nullify the APA issued by SAT in 2012. The APA confirmed the Company's basis for paying taxes on realized silver prices for the years 2010 to 2014 and represented SAT's agreement to accept that basis for those years. The legal claim initiated does not identify any different basis for paying taxes. The Company believes this legal claim is without merit and it intends to vigorously defend the validity of its APA. See “Risk Factors”.

            The Company is aware of class action lawsuits having been filed in February 2016 against the Company in the State of California seeking to recover damages for investors in the Company’s common shares under the U.S. federal securities laws, however no class has yet been certified and we have not been served process in respect of the suit. The Company will vigorously defend these class action lawsuits if they proceed.

Executive Changes

            As part of the Company’s previously announced succession plans, on January 31, 2016, Mr. Ernest Mast assumed the role of President and Chief Executive Officer of the Company and Director of the Board. Mr. Joseph Conway assumed the role of Executive Vice Chairman of the Company.

2015

Convertible Debenture Offering

            On February 9, 2015, the Company announced the closing of an offering of $75 million aggregate principal amount of 5.75% convertible unsecured subordinated debentures (the “2015 Debentures”), maturing on February 28, 2020. The Debentures are convertible into Common Shares at a conversion price of approximately $6.55 per share, representing a conversion rate of 152.6718 Common Shares per $1,000 principal amount of Debentures. Upon conversion, holders will be entitled to receive accrued and unpaid interest up to, but excluding, the date of conversion.

Executive Changes; Head Office Consolidation

            As part of the Company’s evolution and focus on maintaining efficiency as it continues to grow, the Company made the decision mid-2014 to consolidate its functions in a Toronto-based head office, initiating the closure of its Vancouver office where the corporate accounting and reporting team had been located. The Company appointed Ms. Wendy Kaufman to the role of Chief Financial Officer (“CFO”) based in Toronto in September 2014. Further, on February 2, 2015, the Company announced the appointment of Mr. Ernest Mast, as President and Chief Operating Officer to fill the position that had been vacant since mid-October 2014 when the prior Chief Operating Officer resigned to pursue another opportunity.

Amalgamation

            Effective January 1, 2015, Primero Mining Corp. and Primero Gold Canada Inc. (formerly Brigus) amalgamated under the name of Primero Mining Corp.

2014

Revolving Credit Facility

            On May 26, 2014, the Company closed a $75 million revolving credit facility with a syndicate of lenders led by Bank of Montreal, acting as administrative agent (the “Revolving Credit Facility”). The Revolving Credit Facility has a three-year term and bears interest at a floating interest rate equal to LIBOR or the prime lending rate of Canada or the bankers’ acceptance rate (depending on the Company’s choice) plus an applicable margin, which was approximately 4.75% per annum during the year ended December 31, 2014. The Revolving Credit Facility is secured by substantially all of the Company’s assets. The Company used funds from the Revolving Credit Facility to repay the outstanding $27 million promissory note held by Goldcorp bearing interest at a rate of 6% per annum and originally due December 31, 2015. The Revolving Credit Facility was repaid from the proceeds of the 2015 Debentures. As at December 31, 2015, the Revolving Credit Facility remained fully undrawn and available to the Company.

Secondary Offering of Goldcorp-held Common Shares

            On March 5, 2014, Primero announced that it had entered into an agreement with its shareholder Goldcorp and a syndicate of underwriters to sell, on a “bought deal” basis, Goldcorp’s 31,151,200 Common Shares, then representing approximately 19.8% of the issued and outstanding Common Shares. The closing occurred on March 26, 2014 whereupon Goldcorp ceased to be a shareholder of the Company. The Company did not receive any proceeds of the offering.

Acquisition of Black Fox Complex

            On March 5, 2014, Primero completed the acquisition of Brigus whereby Primero acquired all of the issued and outstanding common shares of Brigus by way of a plan of arrangement under the Canada Business Corporations Act (the “Brigus Acquisition”). Brigus owned 100% of the Black Fox Complex, an open pit and underground mine and nearby mill, as well as associated exploration properties (Grey Fox and Pike River). The Black Fox Complex is located in the Timmins mining district in the Province of Ontario. See “Mining Activities – Black Fox Complex”. Brigus also owned certain other properties which were spun into a new company Fortune Bay Corp. (“Fortune Bay”). The Company has no interest in Fortune Bay.

            Under the arrangement, shareholders of Brigus received 0.175 of a Primero Common Share, $0.000001 in cash and 0.1 of a common share of Fortune Bay, for each common share of Brigus held. In addition, Primero also assumed Brigus’ outstanding TSX-listed convertible unsecured subordinated debentures due March 31, 2016 and certain TSX-listed common share purchase warrants. The legacy Brigus common share purchase warrants subsequently expired and were delisted from the TSX. Following completion of the arrangement, Brigus was delisted from the TSX and ceased to be a reporting issuer on March 28, 2014. On the same date, Brigus changed its name to Primero Gold Canada Inc.

            For further details regarding the Brigus Acquisition please refer to the Amended and Restated Business Acquisition report dated February 3, 2014, filed under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

2013

Acquisition of Cerro Del Gallo Project

            On May 22, 2013, the Company completed the acquisition of Cerro, whereby Primero acquired 100% of the issued and outstanding ordinary shares of Cerro (“Cerro Acquisition”) by way of a scheme of arrangement under the Australian Corporations Act 2001. Cerro’s principal asset was a 69.2% interest in the Cerro del Gallo Project. Some non-material assets were transferred to a newly incorporated entity, Santana Minerals Ltd., in which the Company retained 15.96% common shares. The Cerro del Gallo Project is a gold-silver deposit with over 0.9 million ounces of gold equivalent Proven Mineral Reserves and Probable Mineral Reserves and over 2 million ounces of gold equivalent Measured Mineral Resources and Indicated Mineral Resources (inclusive of Mineral Reserves), located in the province of Guanajuato, Mexico. See “Exploration and Development – Cerro del Gallo Project”.

            Effective May 23, 2013, upon the acquisition of Cerro, Primero was added to the ASX, and at its request to the ASX, the Company was subsequently delisted on December 30, 2013. On December 19, 2013, through an internal reorganization, Company’s subsidiaries that were previously held through Cerro were restructured to be held directly by the Company, and Cerro no longer holds any assets of the Company.

            On December 19, 2013, Primero acquired the remaining 30.8% interest in the Cerro del Gallo Project from a subsidiary of Goldcorp for an initial payment of $8 million and future contingent payments based on meeting certain milestones as well as the occurrence of certain market conditions relating to the price of gold. The milestones include achieving commercial production on the phase I heap leach operation and the announcement of a decision to construct the carbon-in-leach ("CIL") mill for phase II. If all of the contingencies are satisfied, the Company will pay an aggregate amount of $32 million.

BUSINESS OF PRIMERO

Overview

            Primero is a Canadian-based precious metals producer with operations in Canada and Mexico. The Company is focused on becoming an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Primero currently has two producing properties, the San Dimas Mine, located in Mexico’s San Dimas district on the border of Durango and Sinaloa states, and the Black Fox Complex which is located in the Timmins mining district in Ontario, Canada. In addition, Primero has numerous exploration properties in Mexico around the San Dimas Mine (principally, the Ventanas property, located in Durango state, Mexico) and an advanced stage development property (the Cerro del Gallo Project located in Guanajuato state, Mexico) and exploration properties associated with the Black Fox Complex (known as Grey Fox and Pike River).

Product and Economic Dependence

            The Company’s principal products are gold and silver. There are worldwide gold and silver markets into which the Company can sell its products. The Company is not dependent on a particular purchaser with regard to the sale of gold. A significant portion of its silver produced at the San Dimas Mine is sold to Silver Wheaton (Caymans) Ltd. (“SW Caymans”) under the Amended and Restated Silver Purchase Agreement. In addition, 8% of the gold produced at the Black Fox mine is sold to Sandstorm Resources Ltd. (“Sandstorm”) under a gold streaming agreement. See “Mining Activities – San Dimas Mine - Amended and Restated Silver Purchase Agreement” and “Mining Activities – Black Fox Complex – Sandstorm Goldstream Agreement”.

Specialized Skills and Knowledge

            Various aspects of the business of the Company require specialized skills and knowledge in the areas of international business, geology, engineering, exploration and development, environmental, and corporate social responsibility. The Company has adequate employees with extensive experience in these specialized areas, both in Mexico and Canada to support the conduct of its business.

Competitive Conditions

            The mining industry is competitive in all of its aspects. Primero faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience or technical capabilities than Primero. In addition, the Company also competes with its competitors over sourcing raw materials and supplies used in connection with its mining operations, as well as for skilled experience workers and executives. See “Risk Factors – Operational Risks – Competition”.

Changes to Contracts

            As at December 31, 2015, Primero had 754 unionized employees at the San Dimas Mine who are members of two sections of one union: Sindicato Nacional de Trabajadores Mineros and Metalúrgicos, Siderúrgicos y Similares de la República Mexicana. The union contracts are renegotiated every two years, except for the compensation aspects, which are reviewed every year. The full contracts will be negotiated in 2017. Primero’s current relations with its employees and the union are good and the results of the contract negotiations in 2016 should be in line with its budgets. See “Business of Primero – Employees” and “Risk Factors – Labour and Employment Matters”.

Employees

            As at December 31, 2015, the Company had the following employees and contractors:

	Full-Time	Hourly
Location	Salaried	(Union)	Contractors	Total
Durango Office	31	Nil	Nil	31
San Dimas Mine (including Truchas)	449	754	393	1,596
Black Fox Complex	312	Nil	58	370
Cerro del Gallo Project	15	Nil	1	16
Toronto Office	32	Nil	5	37
Total	839	754	457	2,050

Foreign Operations

            A significant portion of the Company’s mining and mineral exploration operations are conducted in Mexico, and as such, Primero’s operations are exposed to various levels of foreign political, economic and other risks and uncertainties. See “Risk Factors – Use of Ejido-owned Land” and “Risk Factors – Foreign Operations Risks – Mexico”.

Environmental Protection

            The activities of the Company are subject to environmental laws and regulations. Environmental laws and regulations are evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed projects and an increased degree of responsibility for companies and their officers, directors and employees.

            In particular, the Company’s mining, exploration and development activities are subject to various levels of Mexican and Canadian federal and state/provincial laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties, with which the Company is currently in material compliance. During the year ended December 31, 2015, the Company spent at San Dimas $1.6 million on capital projects related to environmental protection, and $1.7 million at the Black Fox Complex. Additionally, the Company accounted for its asset retirement obligations, consisting of reclamation and closure costs of its mining properties in its financial statements. See “Mining Activities – San Dimas Mine – Environmental Matters”, “Mining Activities – Black Fox Complex – Environmental Matters” and “Risk Factors – Environmental Risks and Hazards”.

Social and Environmental Policies

            Primero’s operating practices are governed by the principles set out in its Health and Safety Policy, Environment and Social Responsibility Policy and Code of Business Conduct and Ethics. The Corporate Responsibility Committee of the Company’s board of directors (the “Board”) provides oversight in occupational health and safety, community relations, and environmental management. Internal weekly and quarterly reporting tracks performance indicators including human resources metrics, health and safety, environmental monitoring, compliance with permits, materials inputs and outputs, and community relations activities. Primero’s Board and senior management team have committed to the sustainability reporting process and report publicly on performance through the Annual Sustainability Report and the Company’s website.

            The Company plans to continue to implement and expand the corporate responsibility programs and stakeholder engagement activities that were initiated in 2015. In Tayoltita the ‘Activa Tayoltita’ year-long cultural and recreational activities included educational and sporting events and regular use of the newly constructed recreational parks. The ongoing implementation of written agreements with local Ejidos in Mexico and Impact Benefit Agreement (“IBA”) with our Wahgoshig First Nation neighbour in Canada have generated new employment and business opportunities in their respective communities. In 2015, the Company’s commitment to its diverse stakeholder base was reflected in the adoption of a Diversity Policy, which can be found on the Company’s website www.primeromining.com, under “Board and Committee Guidelines” in the Corporate Governance section.

            In March 2015, for the fourth consecutive year, the Company was awarded the “Distintivo ESR” (designation as a “Socially Responsible Business”) by the Mexican Center for Philanthropy. The award is given to companies operating in Mexico that are committed to sustainable economic, social and environmental operations in all areas of corporate life, including business ethics, involvement with the community and preservation of the environment.

            In November 2015, the Company received confirmation of The Clean Industry certificate renewal from the Federal Environmental Protection Agency (“PROFEPA”). The clean industry initiative is a voluntary program that assesses regulatory compliance and best practices in environmental performance. As part of the 2015 annual environmental awareness programs at San Dimas, this year’s newest initiative focused on employee training in a wildlife rescue program where animals found within site installations were recovered and returned to their natural environment.

MINERAL RESERVES AND MINERAL RESOURCES

            Primero’s total Mineral Reserves and Mineral Resources at December 31, 2015, is shown in the tables below, and is qualified by the more detailed disclosure set out in the following sections.

Total Mineral Reserves and Mineral Resources as at December 31, 2015.
Classification	Property	Tonnage (Mt)	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold (koz)	Contained Silver (koz)
Mineral Reserves
Proven & Probable	San Dimas	5.2	4.8	329	809	55,193
Proven & Probable	Black Fox	2.1	3.6		237
Proven & Probable	Cerro	32.2	0.7	15	712	15,335
Total Proven & Probable					1,758	70,528
Mineral Resources
Measured & Indicated	San Dimas	5.1	6.0	409	971	66,540
Measured & Indicated	Black Fox	3.1	5.2		521
Measured & Indicated	Grey Fox	4.7	4.4		668
Measured & Indicated	Cerro	47.9	0.6	13	923	20,546
Total Measured & Indicated					3,083	87,086
Inferred Resources	San Dimas	7.0	3.6	330	801	74,030
Inferred Resources	Black Fox	1.0	5.9		188
Inferred Resources	Grey Fox	1.3	4.2		174
Total Inferred Resources					1,163	74,030

MINING ACTIVITIES

SAN DIMAS MINE

            Except as indicated below, the following description of the San Dimas Mine has been summarized from the technical report entitled “San Dimas Property, San Dimas District, Durango and Sinaloa State, Mexico, Technical Report for Primero Mining Corp.” dated April 18, 2014 (the “San Dimas Technical Report”), prepared in accordance with NI 43-101 by J. Morton Shannon, P. Geo., Rodney Webster, M.AIG, and Gabriel Voicu, P. Geo, each a “Qualified Person” for the purposes of NI 43-101. Readers should consult the San Dimas Technical Report to obtain further particulars regarding the San Dimas Mine. The San Dimas Technical Report is available for review under the Company’s profile on SEDAR at www.sedar.com.

            The scientific and technical information after April 18, 2014 under the heading “Mining Activities – San Dimas Mine” is based on information reviewed and approved by Clifford Lafleur, P.Eng., Director of Technical Services for Primero.

Amended and Restated Silver Purchase Agreement

            As part of the San Dimas Acquisition, Primero assumed the Amended and Restated Silver Purchase Agreement among Silver Trading, SW Caymans, DMSL and Silver Wheaton, originally dated as of October 15, 2004, restated as of March 30, 2006, amended and restated as of August 6, 2010 (the “Amended and Restated Silver Purchase Agreement”). The Amended and Restated Silver Purchase Agreement governs purchases of silver produced from the San Dimas Mine by SW Caymans. After meeting its contractual obligations to SW Caymans, Primero is free to sell all other produced silver at market prices. The following is a summary of the material terms of the Amended and Restated Silver Purchase Agreement:

-

The term of the Amended and Restated Silver Purchase Agreement is for the life of the San Dimas Mine, with an initial term expiring October 15, 2029, and automatic renewals for additional terms of ten years each, subject to SW Cayman’s right to terminate;

-	Silver Trading sells annually (a “Contract Year”) to SW Caymans an amount of refined silver (the “Refined Silver”) equal to:

o

the number of ounces of all payable silver ( “Payable Silver”) until 3,500,000 number of ounces of Refined Silver for such Contract Year until the fourth anniversary of August 6, 2010 (“the Reference Date”); and 6,000,000 for any Contract Year thereafter (the “Threshold Number”) has been sold and delivered to SW Caymans pursuant to this Agreement during the Contract Year, and

o	50% of any additional ounces of Payable Silver in excess of the Threshold Number of ounces of Refined Silver for such Contract Year.

-

The purchase price for the Refined Silver is equal to the lesser of (a) a fixed price of $4.04 plus an increase of one percent annually ($4.24 commencing in August 2015) and (b) the market price of Refined Silver at the time of sale;

-

If, by October 15, 2031, 215 million ounces of Refined Silver (the “Minimum Silver Amount”) have not been sold and delivered to SW Caymans by Silver Trading under the Amended and Restated Silver Purchase Agreement (including amounts produced under predecessor agreements equal to approximately 37.25 million ounces as at April 30, 2010), then Silver Trading will be obligated to pay to SW Caymans an amount (the “Minimum Silver Payment”), equal to:

o	Minimum Silver Amount, less the number of ounces of Refined Silver actually sold and delivered to SW Caymans by October 15, 2031;

Multiplied by

o	$0.50 per ounce;

Provided that (a) default in payment of the “Minimum Silver Payment” will not constitute an “Event in Default” under the Amended and Restated Silver Purchase Agreement, and (b) Goldcorp will indemnify Silver Trading for, and accordingly will be ultimately responsible for, any amount paid in respect of the Minimum Silver Payment under an indemnity agreement executed between Primero and Goldcorp, except to the extent that the deficiency payment arises because Silver Trading did not comply with its obligations to sell and deliver to SW Caymans silver required to be sold and delivered under the Amended and Restated Silver Purchase Agreement (other than with respect to the failure of Silver Trading to sell and deliver the Minimum Silver Amount).

            For additional information about the Amended and Restated Silver Purchase Agreement, go to the Company’s profile on SEDAR at www.sedar.com.

Historical Production

            Historical mill production for the San Dimas Mine from 2003 to 2015 is summarized in the following table:

				Contained
San Dimas Mine Production		Grade		Ounces
	Tonnes	Gold	Silver	Gold	Silver
Year	(Mt)	(g/t)(1)	(g/t)	(koz)	(koz)
2003	0.424	5.3	428	71	5,825
2004	0.398	6.9	525	88	6,717
2005	0.508	7.4	497	121	8,115
2006	0.689	7.8	438	172	9,706
2007	0.685	6.3	341	138	7,501
2008	0.657	4.3	259	90	5,479
2009	0.673	5.4	247	116	5,356
2010(2)	0.612	4.5	244	88	4,803
2011	0.663	3.9	226	80	4,603
2012	0.721	3.9	234	88	5,134
2013	0.767	4.7	258	115	6,362
2014	0.898	4.7	232	134	6,606
2015	0.993	4.9	274	156	8,760

(1)	Grams per tonne.
(2)	Primero acquired the San Dimas Mine on August 6, 2010.

Drilling

            Prior to Primero’s acquisition of the San Dimas Mine, all drilling was previously termed exploration drilling and was intended to collect data well away from the underground development that was intensively tested by channel sampling. Commencing in 2011 drilling campaigns were designed to convert Inferred Mineral Resources to Indicated Mineral Resources with new test targets designated as exploration drilling. The drilling conducted in 2015 is shown in the following table.

	Number of
Area	Drill Holes	Metres
Central Block	147	26,415
Sinaloa Graben	109	29,781
Tayoltita	-	-
Santa Rita	4	846
West Block	4	1,143
Total	264	58,185

            Drill holes are typically drilled to get the best intersection possible such that the intersected width is as close as possible to the true width, while giving vertical coverage. Drilling underground is achieved by drilling from one vein development to another, or from specific drill stations. Holes are typically 200 to 250 metres long and generally between +/- 50o in dip, while surface drilling can be up to 700 metres deep. Generally, fans are drilled on multiple sections from one set up. Since October 2011, samples have been sent for analysis to the SGS laboratory in Durango and bulk density measurements have been systematically taken on core samples.

            Dave Laudrum has reviewed the appropriate reports, and is of the opinion that the data verification programs undertaken on the data collected from the San Dimas Mine adequately support the geological interpretations, the analytical and database quality, and therefore support the use of the data in Mineral Resource and Mineral Reserve estimation, and in mine planning.

2016 Exploration Program

            The San Dimas $8.7million delineation and mine exploration program for 2016 targets 23 veins and consists of 156 DDH for 55,000 metres of diamond drilling, 23,000 metres and 32,000 metres allocated for delineation and exploration respectively and, as well as 3,500 metres of exploration drifting and drilling pads. This San Dimas regional exploration program for 2016 will focus on mapping and rock sampling in the new “Lechuguilla” concession, south of San Dimas.

            The main target of the 2016 underground mine delineation and exploration program is to replace depleted Mineral Reserves. The largest portion of the exploration drilling was planned in Jessica, Regina, Perez, Victoria and Yesqueros systems in the Central Block and Sinaloa Graben Block. The delineation areas will depend on the results of the exploration program.

Mining Operations

            The San Dimas Mine operation includes four underground gold and silver mining areas: the West Block (San Antonio mine); the Sinaloa Graben Block; the Central Block and the Arana Block (the Santa Rita mine). Vein thickness varies from 0.1 metres to 8 metres with the average approximately 1.9 metres. Some veins have a strike length of more than 1,500 metres. Vein dips vary from about 35o to sub-vertical, the latter being decidedly more prevalent. The general mining recovery factor is about 95%, while that for sill mining is about 75%.

            Typical mining of the vein systems is by mechanized cut-and-fill and long-hole, using drill jumbos or jacklegs, pneumatic long-hole drills and load-haul-dump machines, with primary access provided by adits and internal ramps from an extensive tunnel system under the steep, mountainous terrain.

            The basis for ore haulage at San Dimas is load-haul-dump (LHD) equipment feeding either truck or rail haulage to the mill at Tayoltita. Development waste is generally moved to stopes as fill.

            There is one milling facility at Tayoltita to process the production from the active mining areas in San Dimas. The Tayoltita mill has a conventional Merrill Crowe process flowsheet that employs crushing and grinding followed by cyanidation and zinc precipitation for recovery of gold and silver. San Dimas operates a dry stack tailings deposition facility, which has a minimum of 9 year life at the current processing rate.

Recent Operating History for the San Dimas Mine

            Since 2012, the Company has implemented a number of initiatives at San Dimas to increase production, reduce costs and expand Mineral Reserves and Mineral Resources. In the five years to December 2015, gold equivalent production increased by 86%. Initiatives designed to increase production included the introduction of long-hole mining method, improving productivity per man shift, controlling mining dilution, accelerating mine development to increase the number of working faces, completing strategic tunnel connections and enhancing mine planning.

            During the year ended December 31, 2015, San Dimas produced 189,769 gold equivalent ounces within the Company’s guidance range of 180,000 to 190,000 gold equivalent ounces. The Company produced 151,355 ounces of gold and 8.3 million ounces of silver, 20% and 35% higher, respectively, than 2014. Production at San Dimas in 2015 was higher than 2014 due to a number of factors, including higher throughput related to the ongoing expansion of the mill to 3,000 TPD, increased gold and silver recoveries, increased long-hole mining production, and commenced mining of the high-grade Jessica vein. Average throughput in 2015 increased by approximately 10% over 2014, averaging 2,721 TPD (based on 365 day availability).

            The Company generated strong operating cash flow and continued to invest in the San Dimas Mine with capital and exploration expenditures during 2015 of approximately $56 million.

2016 Development Plans

            The Company achieved key milestones in 2015 at both the San Dimas mine and the mill towards the completion of its expansion from 2,500 TPD to 3,000 TPD expected in Q3 2016.

            The San Dimas underground development plan for 2016 assumes an increased development rate compared to the metres of advance achieved in 2015. The planned development being about 29 kilometres of drifting.

            In 2016, San Dimas expects to produce between 190,000 and 200,000 gold equivalent ounces up to 6% higher than 2015. The expected increase in production is partly due to the completion of the San Dimas mill expansion to 3,000 TPD expected in Q3 2016.

            Capital expenditures during 2016 are expected to total approximately $47.3 million excluding capitalized exploration costs. Underground development capital and sustaining capital are expected to remain at similar levels to 2015 at approximately $35.3 million. The 2016 project capital estimate of $12.0 million includes the expenditure for the mill expansion to 3,000 TPD ($9.6 million), continued improvements to the tailings pipeline containment system and other projects.

Environmental Matters

            During the year ended December 31, 2015, the Company spent $1.6 million on capital projects related to environmental protection, being the continued improvements to the tailings pipeline and waste rock stockpile improvements. Ultragen, engineering consultants specialized in mechanical and piping designs, reviewed the tailings pipelines condition and original design and recommended a series of modifications in order to improve the safety and durability of the pipelines. The implementation of these measures was started in late 2014 and will be completed in the first quarter of 2016. In 2015 a Technical Review and Risk Assessment of the Cupias tailing storage facility was performed by Amec Foster Wheeler. The stability evaluation of the storage facility currently in use shows that the facility exceeds the minimum factors of safety criteria for static and seismic loading conditions for both the current and ultimate storage configurations. Preliminary evaluations of the current surface water management facilities shows that the ditches, diversion dam and other structures require modifications to accommodate storm events. The engineering of these improvements was completed in 2015 with construction planned for 2016.

            The San Dimas property is subject to a full closure plan and reclamation of the site upon cessation of operations, which would involve all facilities currently being used (mill, hydro plant, mines, surface infrastructure, power line, roads, dry tailings). The Company has accrued a decommissioning liability consisting of reclamation and closure costs for the San Dimas Mine. The undiscounted cash flow amount of the obligation was $30.9 million at December 31, 2015 and the present value of the obligation was estimated at $9.3 million, calculated using a discount rate of 7.5% and reflecting payments made during and at the end of the mine life, which for the purpose of this calculation, the Company has assumed is 19 years. In respect of the decommissioning liability, San Dimas Mine expects to incur $2.2 million in 2017 and $2.0 million in 2018 to remediate the historical San Antonio tailings, with the remainder of the expenditures to be incurred mainly at the end of the mine life.

            On May 4, 2015, a weld on the tailings pipeline transporting materials to the Cupias tailings storage facility failed, spilling approximately 7 cubic metres of tailings into the Piaxtla river. The Company’s emergency response plans addressed the spill and authorities were promptly notified. In September the Federal environmental authorities (PROFEPA) fined the Company 315,450 pesos which was promptly paid. In December the National water commission “CONAGUA”, fined the Company 455,650 pesos in regard to the same spill and other infractions. Following this incident XPS Consulting & Testwork Services visited the San Dimas site in June 2015 to confirm the root cause of the spill and audited the design and improvements of the ongoing tailings handling system improvements. Their observations and recommendations have been applied to the system.

            In addition, Primero is also dealing with two past environmental liabilities: reclamation of old San Antonio milling facilities and closure/reclamation of old San Antonio (Contraestacas) tailings facilities. All work is expected to be completed in 2018.

San Antonio Tailings

            Due primarily to the exhausted capacity of the tailings dam, the San Antonio mill was closed in 2003. The tailings dam site is located in a sharp curve in a steep walled river canyon downstream of the mill operation. The river was diverted through two tunnels which were excavated in the canyon wall on the inside of the river bend. A third tunnel for road access was excavated and also serves as an additional channel for the river in high flow periods. In 2002, the then owner of the mine (Wheaton River Minerals Ltd.) identified the San Antonio tailings dam as a risk to failure due to a low safety factor in the dam, risk associated with an unknown hydrostatic head in the active tailings deposition area and possible erosion due to a flood event in the adjacent river.

            Since the shutdown of the San Antonio mill operations, some of the risk has been removed by elimination of the hydrostatic head in the dam and diversion of a local drainage channel. It has been proposed that the dam safety factor be increased by extending the concrete wall on the upstream side of the dam and protection of the downstream side by covering it with mine waste rock. These measures would also decrease the erosion potential of the tailings. Some of this work was initiated while options to close and reclaim the tailings dam were studied. DMSL received approval to reclaim the San Antonio dam by stabilizing the tailings in their current location after the submission of an environmental assessment, which demonstrated the validity of the plan. A scale model was developed that through a series of tests, determined the best design from the hydraulic aspect and to determine if some of the design features needed to be augmented. During 2007, in agreement with the design by Knight Piésold (international geotechnical consultant), the emplacement of a rock filled berm began with about 60% completed; however, the rains and lack of an access road significantly affected progress. Further work was done in 2008 and subsequent years. Full closure of the San Antonio old tailings facilities, which consists of completing a downstream berm and spillway, is planned to be completed in 2018. See “Risk Factors – San Dimas Tailings Management Risks”.

Reserves and Resources

            The San Dimas Mine is an established property with a long operating history and a record of Mineral Reserve replacement, Mineral Resource conversion and exploration success.

            At San Dimas the Mineral Reserves and associated Mineral Resources were constrained in 61 individual geological models (57 individual geological models in 2014). Mineral Resources were estimated using GEMS software with ordinary kriging interpolation applied to major veins and inverse distance squared interpolation applied to minor veins. Resources in some additional minor veins were estimated using a polygonal method and included in Inferred Resources. Leapfrog geological models were created which honor the vein contacts, the gold and silver grades, structural geology, quartz veining and mineral alteration. Grade estimation was performed on 3 metre long by 3 metre high by 0.5 metre wide blocks. Variable grade capping was applied to veins supported by statistical analysis and visual checks.

            To convert Mineral Resources to Mineral Reserves, mining dilution was added and mining recovery factors were applied on an individual vein basis and respecting mining methodology. For the block-modelled veins, Measured and Indicated Mineral Resources were defined by combining several criteria such as a minimum of four drill holes within 15 metres and 30 metres respectively, whereas Inferred Mineral Resources were estimated with a minimum of 2 drill holes within 30 to 45 metres. The Company continues to utilize an external laboratory for all drill samples at San Dimas.

            Primero used a constant bulk density of 2.6 t/m3 for the estimation of the tonnes for all veins in the December 31, 2015 estimate.

            Due to the poor Quality Assurance/Quality Control (“QA/QC ”) results in 2011 and 2012, AMC was unable to classify any of the Mineral Resources as a Measured Mineral Resource, but improved QA/QC methods and practices commenced in 2012 and continued into 2013 and 2014 have allowed for Measured Mineral Resources commencing with the 2013 Mineral Resources estimate. The Company utilizes an external laboratory for all drill samples and the channel samples that are used in Mineral Resources and Reserve estimates. For the block-modelled veins in 2015, Measured and Indicated Mineral Resources were defined by combining several criteria such as a minimum of four drill holes within 15 metres and 30 metres respectively, whereas Inferred Mineral Resources were estimated with a minimum of 2 drill holes within 45 metres.

            The QA/QC process involves assaying in an external laboratory (SGS in Durango), the regular insertion of standard reference materials and the regular insertion of blank materials. Diamond drill core of BTW, BQ and NQ diameter is cut in half and one half is submitted to SGS, which is an ISO certified independent laboratory. Sample intervals have an average length of 0.7 metres and, in general, they are no longer than 1.5 metres, although occasionally slightly longer intervals were used. In the laboratory, the samples are dried, crushed and pulverized to 85% of the sample passing a 75 µm sieve. Gold is analyzed by 30g fire assay with atomic absorption finish. Above 10g/t gold fire assay the gold is analyzed with gravimetric finished. Silver is analyzed by atomic absorption. Above 300g/t fire assay Ag is analyzed with gravimetric finish. For exploration drilling an extra assay of ICP-OES 34 elements aqua regia digestion is done.

            To convert Mineral Resources to Mineral Reserves, mining cut-off grades are employed, mining dilution is added and mining recovery factors applied on an individual vein basis. Only Measured and Indicated Mineral Resources have been used for Mineral Reserves estimation.

            Primero has assumed that the current drill-jumbo and jackleg cut and fill mining methods continue to be practised at San Dimas, with respective minimum mining widths of 3 metres and 1 metre. San Dimas has introduced the use of long-hole mining method rather than cut and fill on an increasing scale, with a minimum mining width of 1.5 metres. Unplanned mining dilution on each side of the planned mining width is assumed to be 0.2 metres for cut and fill and 0.3 metres for long-hole mining. For each mining method, 0.2 metres of fill floor dilution has been assumed. Overall average dilution, planned and unplanned, is estimated at 41%. For the veins upon which the year-end 2015 Mineral Reserve estimate is based, the respective mined tonnes from jumbo, jackleg and long-hole mining are estimated at 21%, 28% and 51%, respectively. Other than for sill mining, average recovery throughout each mining block for both cut and fill and long-hole mining has been assumed to be 95%. For sill pillars, which in the modelling process have been assumed to be the 3 metres thickness at the top of the mining block and immediately below the sill drive, a factor of 75% has been used.

            A mine cut-off grade of 2.50 g/t gold equivalent (“AuEq”) was calculated based on total operating cost of $96.57, silver recovery factor of 95%, gold recovery factor of 97%, silver price of $18 per troy ounce, gold price of $1,200 per troy ounce and exchange rate of 15.50 Pesos per $1.00. This cut-off grade requires that the material in question carry all mine operating and selling costs.

            The average Mineral Reserve gold grades at December 31, 2015 was approximately 2% lower than reported mined grades for 2015.

            Reserve tonnes were 6% higher than Measured and Indicated Resource tonnes, and Reserve grades of gold and silver were 22% lower than Resource grades, largely due to mining dilution. Reserve ounces of gold and silver were 17% and 20% less than Resource ounces; this is mainly a reflection of stope design and areas that are not economically viable under the Reserve cost and price parameters because of grade and/or location.

            The 2015 year-end Mineral Reserves estimate for San Dimas Mine show that Proven and Probable Gold Mineral Reserves decreased 1% over year-end 2014, to 809,000 ounces, at a 16% lower grade. Measured and Indicated Gold Mineral Resources increased 1% over year-end 2014 to 971,000 ounces (inclusive of Mineral Reserves).

            The results of the estimation work are shown in the table below, which shows a summary of the Mineral Resources and Mineral Reserves at December 31, 2015. As noted above, the Inferred Mineral Resource is a mix of block modeled and polygonal estimates. The relevant cut-off and price data are shown in the footnotes.

San Dimas Mine Mineral Reserves and Mineral Resources as at December 31, 2015.

Classification	Tonnage (Mt)	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold (koz)	Contained Silver (koz)
Mineral Reserves
Proven	1.5	5.1	326	238	15,188
Probable	3.8	4.7	330	571	40,005
Proven & Probable	5.2	4.8	329	809	55,193
Mineral Resources
Measured & Indicated	5.1	6.0	409	971	66,540
Inferred	7.0	3.6	330	801	74,030

Notes to Mineral Reserve Statement:

1.	Assumed gold price of US$1,200 per troy ounce and silver price of US$18 per troy ounce.
2.

San Dimas cut-off grade of 2.50 grams per tonne (”g/t”) gold equivalent (“AuEq”) based on total operating cost of US$96.57/t. Metal supply contract obligations have been referenced in determining overall vein reserve estimate viability.

3.	Assumed processing recovery factors at San Dimas for gold of 97% and silver of 95%.
4.	Exchange rate assumed is 15.50 pesos/US$1.00.
5.

The Mineral Reserve estimates for San Dimas Mine set out in the table above have been reviewed and approved by Clifford Lafleur, P.Eng., Director of Technical Services and Patrick McCann, P.Eng., Principal Engineer, for Primero, both QPs for the purposes of NI 43-101.

6.	Figures may not add due to rounding.

Notes to Mineral Resource Statement:

1.	Mineral Resources are total and include those resources converted to Mineral Reserves.
2.	Assumed gold price of US$1,200 per troy ounce and silver price of US$18 per troy ounce.
3.	San Dimas cut-off grade of 2.0 g/t AuEq was applied.
4.	At San Dimas a constant bulk density of 2.6 tonnes/m3 has been used.
5.

The Mineral Resource estimates for San Dimas Mine set out in the table above have been reviewed and approved by Dave Laudrum, P.Geo., Senior Resource Manager for Primero and QP for the purposes of NI 43-101.

            Other than as described herein, Primero is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors that may materially affect the Mineral Resources.

BLACK FOX COMPLEX

            The following description of the Black Fox Complex has been summarized from the technical report entitled “Technical Report on the Mineral Resource and Mineral Reserve Estimates for the Black Fox Complex (compliant with National Instrument 43-101 and Form 43-101F1)” dated June 30, 2014 (the “Black Fox Complex Technical Report”). Harold Brisson, PhD, Eng., Resources Manager for Primero, supervised, and took overall responsibility as QP for the entire Black Fox Complex Technical Report. Readers should consult the Black Fox Complex Technical Report to obtain further particulars regarding the Black Fox Complex. The Black Fox Complex Technical Report is available for review under the Company’s profile on SEDAR at www.sedar.com.

            The scientific and technical information after June 30, 2014 under the heading “Mining Activities – Black Fox Complex” has been reviewed and approved by Clifford Lafleur, P.Eng., Director Technical Services for Primero.

            On February 12, 2015, the Company announced a non-cash impairment amounting to $174 million, comprised of a $99.0 million of goodwill as a result of share price appreciation from the announcement date of the Brigus Acquisition to the close date, and a further $75 million impairment of Black Fox due to the early depletion of the open pit. On February 17, 2016 the Company announced an additional $82 million impairment resulting from declining metal prices, the temporary decision to defer Grey Fox development and changes in the Black Fox mine plan to focus primarily on higher grade underground ore.

Sandstorm Goldstream Agreement

            On November 9, 2010, Brigus entered into the Goldstream Agreement with Sandstorm pursuant to which Sandstorm agreed to purchase 12% of the gold production from the Black Fox mine beginning in January 2011 and 10% of future production from the Black Fox extension covering a portion of the adjoining Pike River property. Sandstorm made an upfront payment of $56.3 million of which Brigus used a portion to effectively settle the balance of its forward gold sales contracts eliminating the obligation to deliver 99,409 ounces from October 2011 to March 2013. Sandstorm will also pay Brigus (now Primero) ongoing per ounce payments of $500 subject to an inflationary adjustment beginning in 2013, not to exceed 2% per annum. Brigus had the option, for a 24 month period, to reduce the Goldstream Agreement to a minimum of 6% of production from the Black Fox mine and 4.5% of production from the Black Fox Extension for a payment of US$36.6 million.

            On November 5, 2012, Brigus elected to exercise the option and repurchased 4% of the Goldstream for $24.4 million. This reduced Sandstorm’s portion of future production at Black Fox to 8% and the Black Fox extension to 6.3%.

Historical Production

            The former Glimmer underground gold mine operated on the Black Fox property over the period 1997-2001, and produced approximately 211,000 ounce of gold by contract milling. Underground mining extended to depths of approximately 200 to 215 metres below the surface before operations were suspended due to low gold prices in May of 2001.

Black Fox Mill Production

		Grade	Contained Ounces
	Tonnes	Gold	Gold
Year	(Mt)	(g/t)	(koz)
2010	0.721	3.16	73
2011	0.725	2.54	59
2012	0.735	3.43	81
2013	0.752	4.34	105
2014(1)	0.803	3.00	77
2015	0.876	2.60	73

(1) Primero acquired the Black Fox Complex on March 5, 2014.

2016 Exploration Program

            The 2016 Primero delineation and mine exploration drilling program at the Black Fox mine is to expand the known resources along strike and down dip at depth. Drilling will be conducted from underground and a 200 metre drift will be completed to allow exploration at depth. Approximately 37,800 metres of delineation and exploration drilling is planned. A total budget of approximately $6.0 million is contemplated for the 2016 Black Fox mine exploration activities. The goal of the 2016 exploration program at Black Fox is 100% replacement of expected mining depletion.

            Throughout the rest of the concession, approximately 44,000 metres of surface exploration drilling is planned in 2016 to delineate and expand the Froome deposit as a medium term alternative to complement Black Fox ore in order to fill the mill beyond the end of 2017. The Company raised $4.3 million in December 2015 in a flow-through financing in order to carry out its exploration programs at the Froome Zone.

            The Froome Zone is located approximately 800 metres west of the Black Fox mine. Gold mineralization is associated with silica altered conglomerates, greywackes and mudstones cross-cut by quartz-ankerite breccias and veinlets. Mineralized sediments can contain up to 10% disseminated anhedral fine grain pyrite. Both host rock and wallrock at Froome are competent, grades show good continuity, and the deposit is open along strike and at depth.

Mining Operations

            The Black Fox mine is an underground (and former open pit) mining operation with significant exploration upside. Open pit mining of ore and waste at Black Fox stopped in 2015 as planned when the remaining pit reserves had been extracted. The mining of ore, waste and overburden from the open pit was performed by three excavators, six CAT 777 90-tonne haul trucks and three drills in addition to ancillary equipment.

            Underground ore is mined using long-hole, mechanized cut-and-fill, and narrow vein mining methods. The ore is accessed from a series of declines off of the main ramp and hauled to surface using articulated dump trucks. The maximum depth of mining is currently approximately 620 metres below surface in the Eastern zone, 380 metres in the Western zone and 520 metres in the Central zone, however the ore body is open along strike and at depth. Other third party underground mines in the Timmins vicinity typically extend more than 1,000 metres below surface.

            Ore from the open pit and underground mine is crushed at the mine site and is transported to the Black Fox mill by a fleet of highway haulage trucks. The mill uses grinding circuit and conventional leaching to recover approximately 95% of gold feed.

            The Black Fox operations are fully permitted. The Black Fox mine and the Black Fox mill were previously held under separate ownership and, therefore, the facilities were permitted separately. The permits for these facilities were acquired with the properties and have been amended as the operations have evolved, maintaining the separate permitting for the sites.

Recent Operating History for the Black Fox Mine

            During the year ended December 31, 2015, the Black Fox Mine produced 69,705 ounces of gold, higher than 2014 as a result of the Company owning the mine for a full year in 2015 versus 10 months in 2014. The open pit was fully depleted, as planned, by the end of September 2015. From this point on, mill feed was provided by the low grade stockpile and underground operations.

            In 2015, 990,504 tonnes of ore were mined from the open pit and underground of which 534,474 tonnes were open pit ore tonnes over 1.5 g/t, 315,194 tonnes were open pit ore tonnes between 1.0 and 1.5 g/t, and 140,836 tonnes were underground ore tonnes. This resulted in an increase to the low grade stockpile of 114,774 tonnes, all stockpile tonnes are from the open pit low grade material between 1.0 and 2.0 g/t.

            A total of 6,011 metres of underground development was completed in 2015. Underground ore production averaged 386 TPD (based on 365 day operation).

            During 2015, the Company continued to invest in the Black Fox Complex with capital and exploration expenditures during 2015 of approximately $33.9 million, including $13.7 million on exploration, $1.8 million on mobile equipment, $0.8 million on tailings lifts, $10.9 million for underground development capital and $5.6 million on other equipment and projects. A further $1.1 million was spent on a scoping study at Grey Fox.

2016 Development Plans

            Primero plans to process the ore from the surface stockpile along with underground ore in 2016 while it continues to develop known underground Mineral Reserves identified during the 2015 drilling campaign. The processing of the surface stockpile ore is planned to be completed in 2017. Stockpile ore will supplement underground production to maintain mill throughput at 2,450 TPD for all of 2016. It is planned that 100% of underground mine production will come from long-hole stopes in 2016.

            Capital expenditures during 2016 for the Black Fox mine and mill are expected to total approximately $14.7 million, excluding capitalized exploration costs, and are principally related to the development of drifts and necessary infrastructure to ramp-up mining rates from the Deep Central Zone.

Environmental Matters

            During the year ended December 31, 2015, the Company spent $1.7 million on capital projects related to environmental protection, being the phase 8A tailings dam construction, water management pond expansions at the mill site and waste rock water management structures at the mine.

            As at December 31, 2015, the undiscounted obligations, adjusted for inflation, associated with the site closure costs related to the Black Fox mine and mill and Grey Fox exploration project were $26 million and the present value of these obligations was estimated at $19 million, using a discount rate of 2%. Primero holds $6 million of cash held for letters of credit securing CDN$20.5 million of closure bonds held with the Ontario Ministry of Northern Development to secure these site closure cost obligations.

            Primero expects to make significant expenditures to comply with such laws and regulations in the future. Changes to current local, provincial or federal laws and regulations could require additional capital expenditures and result in an increase in Primero’s operating and/or reclamation and closure costs. Although Primero is unable to predict what additional legislation, if any, might be proposed or enacted, additional regulatory requirements could impact the economics of Black Fox Complex.

            On May 2 and May 5, 2014, there were non-compliance events regarding mill effluent discharge quality. Samples taken at the final effluent discharge at the mill exceeded the Environmental Compliance Approval daily concentration limit for nickel of 1.0mg/l for each of those days which also resulted in the monthly average limit of 0.5mg/l being exceeded. In February 2015, The Ontario Ministry of the Environment and Climate Change delivered a Notice of Intention to issue an environmental penalty in the amount of CDN$4,140. The notice was later removed and no fines were levied.

            At the Black Fox mine and mill, the primary enabling environmental permits necessary for the continuing development and operation of the mine and mill include:

1.	Permit to Take Water – for the withdrawal of surface or ground water quantities in excess of 50 m³/day – including mine underground or open pit dewatering.

2.	Environmental Compliance Approval/Certificate of Approval/Air – for treatment and discharge of emissions to air, including management of dust and noise in emissions.

3.	Environmental Compliance Approval/Certificate of Approval/Industrial Sewage Works – for collection, treatment, and discharge of wastewaters.

4.	Filed Closure Plan including posting of financial assurance for closure.

            The existing tailings impoundment facility has been developed in phases since initial start-up in 1989. The construction of Phase 8-A was completed in November 2015. The Phase 8-B raise is scheduled for the summer 2016 and will include the raising of the west, south and east perimeter dams from elevation 277 metres to 278 metres, by constructing a tailings berm along the existing dam alignment The Phase 8-B will extend the life on the impoundment by a year. The detail design of additional phases 8-B2 thru 8-E is going and planned for construction in 2017 and will continue over several years.

            The water management pond (“WMP”), located to the north of the tailings impoundment area was built in 2010. The raise of the WMP was started in 2014 and completed in mid-February 2015. This pond will allow for a volume of water available for processing to last through the winter seasons.

            To the knowledge of Primero, neither the Black Fox mine nor the mill has any known legacy environmental liabilities.

First Nations Considerations

            Primero is committed to maintaining a positive, cooperative and a mutually beneficial relationship with the local First Nations community and all of its neighbours in the community around the Black Fox Complex.

            On June 3, 2011, the Company signed an “IBA” with the Wahgoshig First Nation of Ontario. There is a Wahgoshig Community Liaison on full time staff at site and a Joint Implementation Committee exists as a forum for communication and cooperation to address provisions relating to employment, training, workplace conditions and business and contracting opportunities, among others. The IBA provides a framework for how the parties work together during the construction, development and operations of the Black Fox Complex.

Reserves and Resources

            Open pit and underground Mineral Resources are classified as Indicated or Inferred Resources, based on the density of the processed data, the search ellipse criteria, and the specific interpolation parameters. The stockpiles are classified as Measured Resources. The open pit Mineral Resources are constrained to the final Phase 3 pit design for the main zone and a satellite pit at the Base metals zone which was constrained to a pit optimization shell. A minimum mining width of 3 metres (true width) and cut-off grades of 0.9 g/t (open pit potential) and 3.4 g/t gold (underground potential) were used in the Mineral Resource estimation.

            The Black Fox Mineral Reserves and associated Mineral Resources were estimated using a block modelling approach with inverse distance squared interpolation. Grade estimation was performed on 3 metre long by 3 metre high by 3 metre wide blocks. Grade capping was applied supported by statistical analysis. Indicated Mineral Resources were defined by combining several criteria such as a minimum of 2 drill holes within 20 metres. Primero estimates that the Black Fox mine has a Measured and Indicated Mineral Resource of 3,100,000 tonnes grading 5.2 g/t gold (521,000 ounces of gold) and an Inferred Mineral Resource of 1,000,000 tonnes grading 5.9 g/t gold (188,000 ounces of gold). The Mineral Resource is presented inclusive of Mineral Reserves.

            Mineral Resources are converted to Mineral Reserves by applying mining cut-off grades, mining dilution, and mining recovery factors. Open pit and underground Indicated Resources have been converted to Probable Reserves and stockpile Measured Resources have been converted to Proven Reserves.

            Mine cut-off grades of 0.9 and 4.44 g/t gold were used for open pit and underground Mineral Reserve estimates respectively.

            Open pit Mineral Reserves are based on the current life-of-mine pit design and because the pit is expected to be depleted in 2015, the Mineral Reserves match with the Black Fox Complex 2016 budget. The open pit Mineral Reserves assume 20% dilution of resources and any block that contains more than 30% voids, from historic underground workings, has been omitted from the Mineral Reserves estimate.

            For underground Mineral Reserves stope outlines were created on north-south sections at 3 metres intervals. In the creation of the outlines, Primero’s engineers took into account the mining method, existing level development and access, minimum pillar requirements between adjacent lenses, minimum mining widths, minimum footwall dip, and continuity of the ore along strike. The outlines for each lens and each level were then linked into separate wireframes and evaluated against the resource model to determine insitu mined tonnes and grade. An external dilution of 25% was applied to the in situ tonnes and grade to determine a mined tonnes and grade. This grade was compared against the cut-off grade from inclusion in the Mineral Reserve.

            At December 31, 2015, Black Fox had approximately 0.393 million ounces of gold contained within 3,022 million tonnes at an average gold grade of 4.0 g/t in Proven and Probable Reserves.

Black Fox Mine Mineral Reserves and Mineral Resources as at December 31, 2015.

Classification	Category	Tonnage (Mt)	Gold Grade (g/t)	Contained Gold (koz)
Mineral Reserves
Proven	Stockpile	1.1	1.1	38
Probable	Underground	1.0	6.2	199
Total Black Fox Proven & Probable		2.1	3.6	237
Mineral Resources
Measured	Stockpile	1.1	1.1	38
Indicated	Open Pit	0.05	2.2	3
Indicated	Underground	1.8	7.6	436
Indicated	Froome	0.2	5.8	43
Total Black Fox Measured & Indicated		3.1	5.2	521
Inferred Resources	Underground	0.05	10.6	22
Inferred Resources	Open Pit (Base Metals Zone)	0.1	7.9	28
Inferred Resources	Underground (Base Metals Zone)	0.05	5.9	9
Inferred Resources	Froome	0.8	5.1	129
Total Black Fox Inferred Resources		1.0	5.9	188

Notes to Mineral Reserve Statement:

1.	Assumed gold price of US$1,200 per troy ounce.
2.	Black Fox cut-off grade of 4.44 g/t gold based on a total cost of C$194/t (C$135/t direct costs and C$59/t sustaining capital).
3.	Assumed processing recovery factors at Black Fox Mill for gold of 95%.
4.	Exchange rate assumed is C$1.25=US$1.00.
5.

The Mineral Reserve estimates for Black Fox Mine set out in the table above have been reviewed and approved by Clifford Lafleur, P.Eng., Director of Technical Services and Russell Pennell, P.Eng., Senior Mine Planner of Primero and both QPs for the purposes of NI 43-101.

6.	Figures may not add due to rounding.

Notes to Mineral Resource Statement:

1.	Mineral Resources are total and include those resources converted to Mineral Reserves.
2.	Assumed gold price of US$1,200 per troy ounce.
3.	Black Fox cut-off grades of 0.9 g/t gold for Open Pit and 3.4 g/t gold for Underground was applied.
4.	At Black Fox a constant bulk density of 2.84 tonnes/m3 has been used.
5.

The Mineral Resource estimates for Black Fox Mine set out in the table above have been reviewed and approved by Dave Laudrum, P.Geo., Senior Resource Manager, Primero and QP for the purposes of NI 43-101.

EXPLORATION AND DEVELOPMENT

CERRO DEL GALLO PROJECT

            Except as indicated below, the following description of the Cerro del Gallo Project is taken from the summary contained in the technical report entitled “Technical Report, First Stage Heap Leach Feasibility Study, Cerro del Gallo Gold Silver Project, Guanajuato, Mexico” dated May 11, 2012 (the “CDG Technical Report”) prepared in accordance with NI 43-101 by Timothy Carew, P.Geo., formerly of Reserva International LLC, Thomas Dyer, P.E. of Mine Development Associates, Peter Hayward, F.AusIMM of Sedgman Ltd., and John Skeet, F.AusIMM, former Chief Operating Officer of Cerro, which summary has been updated and conformed to be consistent with other disclosure in this AIF.

            Reference should be made to the full text of the CDG Technical Report, which is available for review under the Company’s profile on SEDAR at www.sedar.com.

            The scientific and technical information under the heading “Exploration and Development – Cerro Del Gallo Project” after May 11, 2012, is based on information reviewed and approved by Clifford Lafleur, P.Geo., Director of Technical Services and under the supervision of Louis Toner, Vice President, Project Development and Construction, both of Primero.

            Cerro del Gallo is an attractive long-life project that significantly increases Primero’s Mineral Reserves and Measured and Indicated Resources and could diversify the Company’s future production profile with an anticipated additional 95,000 gold equivalent (silver and copper as by-products) ounces per year.

            The May 2012 CDG Technical Report on the project contemplated only a phase one ("Phase I") heap leach of 4.5 million tonnes per year of weathered and partially oxidized ore for 7.2 years of production. The May 2012 DFS superseded an earlier preliminary assessment in May 2011, that identified a potential phase two addition of CIL processing of fresh rock commencing in the fifth year.

            The development of the Phase I consists of cyanide heap leaching of approximately 35Mt of weathered and partially oxidized ore from open pit mining. The processing design for a 4.5 Mt/a facility will consist of the following:

  Crushing, screening and conveying, using conventional crushing and HPGR technology to produce an 8 millimetre fine product;

  Agglomeration and leaching of the stacked ore using a cyanide solution;

  Use of Sulphidization, acidification, recycling and thickening technology (“SART”) for the recovery of the copper and silver from pregnant solution, and recycling of cyanide to leaching pads;

  Elution of the loaded carbon with electrowinning and gold recovery in a gold room facility.

Recent Development Activities

            In 2015 Primero continued its project development plans in order to advance the project to a decision and to optimize the mining and milling processes. The main activities in 2015 were:

•	Land purchased increased from approximately 89% to 96% of the total site requirements;

•	Continued work on the preparation of the environmental impact assessment and change in land use permits by PH Consultores of Durango, Mexico;

•

Using cores drilled in 2013, the metallurgical testing program at the SGS Laboratory in Lakefield, Ontario, continued with humidity cell tests, which started in 2014 conducted on leached ores and on waste rock to determine the long term acid generating kinetics. These tests were concluded in Q2 2015;

•	A more detailed stakeholder 360[o] mapping exercise was completed and community outreach programs continued.

2016 Development Plans

            Activities planned for 2016 on the Cerro del Gallo Phase I project will be reduced further as the Company continues to defer the construction decision due to current economic conditions. This decision resulted in the Company recording a non-cash impairment charge of $22 million in 2015 further to the $35 million impairment charge recorded in 2014. The activities in 2016 will focus on closing the remaining land deals and continuing permitting efforts. The community outreach programs that began in late 2015 will continue. The Company’s 2016 budget for Cerro del Gallo is $2.3 million, including approximately $0.41 million to continue geological surface mapping and sampling.

Recent Exploration Activities

            Primero resumed the exploration program in 2013. Approximately $2 million was spent on geophysical compilation and diamond drilling. In 2013, 15,179 metres were drilled, including infill, condemnation and regional exploration drilling, as well as geotechnical drilling for metallurgical tests and AMD assessment. The infill drilling program was designed to convert inferred resources into indicated resources in the central part of the CDG mineralized zone. The condemnation drilling program was designed to sterilize areas for future infrastructure, including the waste dumps and leach pads.

            The 2015 exploration program consisted of mapping, soil and stream sediment geochemistry and rock sampling. The program identified various targets that will be considered for future drilling.

2016 Exploration Program

            The exploration program including Cerro del Gallo deposit and regional exploration targets will continue in 2016. Approximately $0.41 million is budgeted for surface mapping, sampling and soil geochemistry.

            For more information about the Cerro del Gallo Project, refer to the “Cerro del Gallo” section in Schedule “B” of this AIF.

Reserves and Resources

            Timothy Carew, P.Geo., formerly of Reserva International LLC; Thomas Dyer, P.E. of Mine Development Associates; Peter Hayward, F.AusIMM of Sedgman Ltd. and John Skeet, F.AusIMM, former Chief Operating Officer of Cerro, are the Qualified Persons who prepared the Cerro Del Gallo Mineral Reserve and Mineral Resource estimates and Gabriel Voicu, P. Geo., former Vice President, Geology and Exploration of Primero, reviewed and approved the CDG Technical Report on behalf of Primero as a Qualified Person.

            Measured Mineral Resources and Indicated Mineral Resources, excluding Proven Mineral Reserves and Probable Mineral Reserves, are shown below in Table 1-1 at December 31, 2015.

Table 1-1 First Stage Heap Leach Mineral Resources
(Excluding Proven Mineral Reserves and Probable Mineral Reserves), December 31, 2015

Category	Tonnage (Mt)	Gold Grade (g/t)	Contained Gold (koz)	Silver Grade (g/t)	Contained Silver (koz)	Copper Grade (%)	Contained Copper (klbs)
Measured Mineral Resources	39.9	0.61	781	13.8	17,714	0.10	88,790
Indicated Mineral Resources	8.0	0.55	142	11.0	2,832	0.08	14,608
Measured Mineral Resources & Indicated Mineral Resources	47.9	0.60	923	13.3	20,546	0.10	103,398

1.	Based on gold price of US$1,020 per ounce and silver price of US$16.40 per ounce.
2.	These resources are reported using internal cut-off grades of 0.24 and 0.29 gAuEq/t for weathered and partially oxidized, respectively.

            The Proven Mineral Reserve and Probable Mineral Reserve estimates for Cerro del Gallo Stage 1 Heap Leach are summarized below in Table 1-2.

Table 1-2 First Stage Heap Leach Proven Mineral Reserve and Probable Mineral Reserve Estimate, December 31, 2015

Category	Tonnage (Mt)	Gold Grade (g/t)	Contained Gold (koz)	Silver Grade (g/t)	Contained Silver (koz)	Copper Grade (%)	Contained Copper (klbs)
Proven Mineral Reserve	28.2	0.71	643	15.05	13,655	0.08	50,247
Probable Mineral Reserve	4.0	0.54	69	13.20	1,679	0.07	6,197
Proven Mineral Reserve & Probable Mineral Reserve	32.2	0.69	712	14.82	15,335	0.08	56,443

1.	Based on gold price of US$1,020 per ounce and silver price of US$16.40 per ounce.
2.

Proven and probable reserves are reported using gold equivalent cut-off grades of 0.24 and 0.29 for weathered and partially oxidized material respectively. Cut-off grades were applied to gold equivalent grades which include both gold:silver price and recovery ratios.

GREY FOX PROJECT

            The Independent and Qualified Person for the Mineral Resource Estimate is Rodney Webster MAusIMM, MAIG of AMC Mining Consultants (Canada) Ltd. and a QP for the purposes of NI 43-101. The result of the study is a single Mineral Resource Estimate for all mineralized zones at Grey Fox, with Indicated and Inferred Resources, for both a Whittle-optimized in-pit volume and a complementary underground volume.

            In early 2015, the Company initiated a long range study of the Black Fox Complex which recommended further development of the Grey Fox deposit located to the south of the Black Fox mine. The Grey Fox project was identified as a possible replacement (to feed the mill) of the depleted Black Fox open pit once the surface stockpile is exhausted in 2017.

            The Company hired Golder Associates and AMC Consultants to assist with the project scoping and permitting activities required to advance the project to a construction decision. At the end of 2015 project engineering, baseline studies, geotechnical evaluations, permitting activities, closure plan preparation, and development of mine shells and mine plans as well as cost estimates had advanced sufficiently to initiate consultation with the First Nations, the Metis of Ontario and local communities. However, given the low commodity price environment, the Company decided to postpone the project and has temporarily stopped development work on the project.

            For more information about the Grey Fox project, refer to the “Black Fox Complex” section in Schedule “B” of this AIF.

            The Company’s Grey Fox Mineral Resources were estimated using a block modelling approach with ordinary kriging interpolation. Grade estimation was performed on 5 metre long by 5 metre high by 5 metre wide blocks and a bulk density of 2.87 tonnes/m3. Grade capping was applied supported by statistical analysis. Indicated Mineral Resources were defined by combining several criteria such as continuation drill-hole locations and continuation of geology and mineralization and location of drilling. The database used for the estimate contained data as of 15 December 2014 and consisted of 1,149 diamond drill holes for 404,318 m of drilling.

Mineral Resource Estimate results for the Grey Fox project, as of December 31, 2015

Classification	Cut-off Grade (g/t Au)	Potential Material	Tonnage (kt)	Gold Grade (g/t)	Contained Gold (koz)
Indicated	>3.00	Underground	1,715	5.9	323
Indicated	>0.90	Open Pit	2,966	3.6	345
Total Indicated Resources			4,681	4.4	668
Inferred	>3.00	Underground	1,009	4.6	148
Inferred	>0.90	Open Pit	280	2.9	26
Total Inferred Resources			1,289	4.2	174

1.

The Independent and Qualified Person for the Mineral Resource Estimate, as defined by NI 43-101, is Rodney Webster BAppSc. MAusIMM, MAIG (Principal Geologist AMC Consultants Canada (AMC), and the effective date of the estimate is December 31, 2015.

2.	CIM definitions and guidelines were followed for Mineral Resources.
3.

The quantity and grade of the reported Inferred Resources in this estimate are uncertain in nature. There has been insufficient exploration to define these resources as Indicated or Measured and it is uncertain whether further exploration would result in upgrading any of the Inferred resource to an Indicated or Measured category.

4.	The Indicated category is defined by combination of drill-hole locations and continuity of the gold grades and the geology.
5.	While the results are presented undiluted and in situ, the reported mineral resources are considered to have reasonable prospects for economic extraction.
6.

The resource was estimated using Datamine CAE Mining Software. The database used for the estimate contained diamond drill core composites and assays. The estimate is based on 999 diamond drill holes (351,789 metres) drilled from 1993 to 2015. A minimum true thickness of 5.0 metres was applied, using the grade of the adjacent material when assayed or a value of zero when not assayed.

7.

Supported by statistical analysis the high grade distribution within the deposit was top-capped for gold grades ranging from 10 g/t to 200 g/t after compositing for interpolation into model blocks using Ordinary Kriging based on 1m composites within a 5m East x 5m North x 5m Vertical block model.

8.	Ounce (troy) = metric tons x grade / 31.10348. Calculations used metric units (metres, tonnes and g/t).
9.	The number of metric tons was rounded to the nearest ten thousand. Any discrepancies in the totals are due to rounding effects.
10.

AMC is not aware of any environmental, permitting, legal, title-related, taxation, socio-political or marketing issues or any other relevant issue that could materially affect the mineral resource estimate.

RISK FACTORS

            The operations of the Company are speculative due to the high-risk nature of its business which is the acquisition, financing, exploration, development and operation of precious metals properties. The risk factors below, as well as other risks discussed in this annual information form, could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. These risks are broadly classified into these categories, financial and operational risks and are not the only ones faced by the Company. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of these events actually occur, our business, prospects, financial condition, cash flows and operating results could be materially harmed.

            While the Company has developed an enterprise risk management policy and procedures to maintain risks within an acceptable range and the Board maintains direct oversight of the enterprise risk management process, there is no assurance that such measures will prevent risks from adversely affecting the Company’s business. Before deciding to invest in securities of the Company, investors should consider carefully such risks and uncertainties.

Financial Risks

Commodity Prices

            The price of the Common Shares, Primero’s financial results and its exploration, development and mining activities are significantly adversely affected by declines in the price of gold and, to a lesser extent, silver. Gold and silver prices fluctuate widely and are affected by numerous factors beyond Primero’s control such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major metals-producing countries throughout the world. The price of gold and silver has fluctuated widely in recent years, and future significant price declines could cause continued development of, and commercial production from, Primero’s properties to be uneconomic. Depending on the price of gold and silver, cash flow from mining operations may not be sufficient and Primero could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from Primero’s properties is dependent on gold and silver prices that are adequate to make these properties economic.

            In addition, Mineral Reserve calculations and life-of-mine plans using significantly lower gold and silver prices could result in material write-downs of Primero’s investments in its mining properties and increased amortization, reclamation and closure charges.

Challenge to the 2012 APA

Overview

            The Mexican tax authority, Servicio de Administración Tributaria (the “SAT”), has initiated a proceeding seeking to nullify the APA which it issued to the Company in 2012. The APA confirmed the Company’s basis for paying taxes on the price it realized for certain silver sales between 2010 to 2014. If the SAT’s challenge is successful it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

Background

            In 2004, affiliates of Goldcorp Inc. (“Goldcorp”) entered into a Silver Purchase Agreement with Silver Wheaton Corp. (“Silver Wheaton”) in connection with the San Dimas mine and two other mines in Mexico. Under the Silver Purchase Agreement, Goldcorp received cash and securities in exchange for an obligation to sell the amount of silver extracted from the mines at a price set forth in the Silver Purchase Agreement. In order to satisfy its obligations under the Silver Purchase Agreement, sales were made by Goldcorp through a non-Mexican subsidiary to a Silver Wheaton company in the Caymans (“SWC”). Upon Primero’s acquisition of the San Dimas Mine, the Silver Purchase Agreement was amended and restated and Primero assumed all of Goldcorp’s obligations with respect to the San Dimas concession under the Silver Purchase Agreement. Primero did not receive any of the initial consideration that was paid to Goldcorp under the Silver Purchase Agreement.

            As amended and restated, the provisions of the Silver Purchase Agreement require that, on a consolidated basis, the Company sell to Silver Wheaton during a contract year (August 6th to the following August 5th), 100% of the amount of silver produced from the San Dimas concessions up to 6 million ounces and 50% of silver produced thereafter, at the lower of (i) the current market price and (ii) $4.04 per ounce plus an annual increase of 1% (the “PEM Realized Price”). In 2015, the contract price was $4.24. The price paid by Silver Wheaton under the Silver Purchase Agreement represents the total value that the Company and its affiliates receive for the sale of silver to Silver Wheaton. The Silver Purchase Agreement continues indefinitely in respect of any silver produced from the San Dimas concessions.

            The specific terms of the Silver Purchase Agreement require that the Company sell the silver through one of its non-Mexican subsidiaries, Silver Trading Barbados (“STB”), to Silver Wheaton’s Cayman subsidiary, Silver Wheaton Caymans. As a result, the Company’s Mexican subsidiary that holds the San Dimas concessions, Primero Empresa Minera (“PEM”), sells the required amount of silver produced from the San Dimas concessions to STB to allow it to fulfill its obligations under the Silver Purchase Agreement.

            When the Company initially acquired the San Dimas mine, the sales from PEM to STB were made at the spot market price while the sales by STB to Silver Wheaton Caymans were at the contracted PEM Realized Price, which at that time was $4.04 per ounce. In order to reflect commercial realities and the effects of the Silver Purchase Agreement on the Company on a consolidated basis, PEM amended the terms of sales of silver between itself and STB and commenced to sell the amount of silver due under the Silver Purchase Agreement to STB at the PEM Realized Price For Mexican income tax purposes PEM then recognized the revenue on these silver sales on the basis of its actual realized revenue, which was the PEM Realized Price.

APA

            In order to provide the Company with stability and assurances that the SAT would accept the PEM Realized Price (and not the spot market silver price) as the proper price to use to calculate Mexican income taxes, the Company applied for and received the APA from the SAT. The APA confirmed the PEM Realized Price would be used as the Company’s basis for calculating taxes owed by the Company on the silver sold under the Silver Purchase Agreement. The Company believed that the function of an APA was to provide tax certainty and as a result made significant investments in Mexico based on that certainty. Under Mexican law, an advanced pricing agreement is valid for five years and therefore the APA represented the SAT’s agreement to accept the PEM Realized Price as the basis for calculating taxes for the tax years 2010 through 2014.

Challenge to APA for 2010 – 2014 tax years

            The SAT has initiated a legal proceeding seeking to nullify the APA, however, the SAT has not identified an alternative basis in the legal claim for calculating taxes on the silver sold by PEM for which it receives the PEM Realized Price. If the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Silver Purchase Agreement for 2010 through 2014. The Company is an ‘interested party’ in this proceeding. While PEM would have rights of appeal in connection with any reassessments, if the legal proceeding is finally concluded in favour of the SAT, the amount of additional taxes that the SAT could charge PEM for the tax years 2010 through 2014 on the silver sold in connection with the Silver Purchase Agreement would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows.

            The Company intends to vigorously defend the validity of the APA. In addition, the Company intends to explore opportunities to minimize the potential impact on the Company in the event that the SAT is successful in its legal claim to nullify the APA, but there is no assurance that the Company will find or be able to implement a reasonable solution.

Uncertain tax treatment for tax years following 2014

            For the 2015 tax year, the Company continued to record its revenue from sales of silver for purposes of Mexican tax accounting in a manner consistent with the APA on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law. The Company has until the end of 2016 to file an application for a renewed APA in respect of 2015 and the four subsequent tax years. Given the legal challenge by the SAT against the APA for the 2010-2014 tax years, the Company currently believes it is unlikely the SAT will agree to an Advance Pricing Agreement for the 2015-2019 tax years on terms similar to the challenged APA. To the extent the SAT determines that the appropriate price of silver sales under the Silver Purchase Agreement is significantly different from the PEM Realized Price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

Additional Capital

            The mining, processing, development and exploration of Primero’s properties, including the Cerro del Gallo Project and the Black Fox Complex, may require substantial additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all of Primero’s properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be attractive to Primero. Restrictions on incurring additional indebtedness in the Amended and Restated Silver Purchase Agreement, and in other agreements with existing or future lenders including the Revolving Credit Facility, may limit the ability of the Company to borrow to finance acquisitions. Declines in gold and silver prices could have the result of making additional capital unavailable to Primero.

Exchange Rate Fluctuations

            Exchange rate fluctuations may affect the costs incurred in the Company’s operations. Gold is sold in U.S. dollars and costs are incurred principally in U.S. dollars, Canadian dollars and Mexican pesos. The appreciation of the Mexican peso or the Canadian dollar against the U.S. dollar can increase the costs of gold production and capital expenditures in U.S. dollar terms. The Company also holds cash that is denominated in Canadian dollars and Mexican pesos which are subject to currency risk. The Company’s head office general and administrative expenses are mainly denominated in Canadian dollars and are translated to US dollars at the average rate during the period, as such if the US dollar appreciates as compared to the Canadian dollar, the costs of the Company would decrease in US dollar terms. The Company is further exposed to currency risk through non-monetary assets and liabilities of its Mexican and Canadian entities whose taxable profit or loss is denominated in a non-US dollar currency.

Capital Cost and Operational Cost Estimates

            The Company prepares budgets and estimates of cash costs and capital costs of production for its operations and its main costs relating to material costs, personnel and contractor costs, and energy costs. However, despite the Company’s efforts to budget and estimate such costs, as a result of the substantial expenditures involved in the development of mineral projects and the fluctuation of costs over time, development projects may be prone to material cost overruns. The Company’s actual costs may vary from estimates for a variety of reasons, including: short-term operating factors; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labour shortages or strikes. Operational costs may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labour costs, the cost of commodities, general inflationary pressures and currency exchange rates. Many of these factors are beyond the Company’s control. Failure to achieve estimates or material increases in costs could have an adverse impact on the Company’s future cash flows, business, results of operations and financial condition.

            Furthermore, delays in the construction and commissioning of mining projects or other technical difficulties may result in additional capital expenditures being required. Any delay in the development of a project or cost overruns or operational difficulties once the project is fully developed may have a material adverse effect on the Company’s business, results of operations and financial condition.

Indebtedness

            On January 20, 2015 the Company entered into an agreement with a syndicate of underwriters pursuant to which the underwriters agreed to purchase $75 million Debentures, which offering closed on February 9, 2015. The outstanding balance of $40 million of the Company’s Revolving Credit Facility was repaid from the proceeds of the 2015 Debentures.

            As at December 31, 2015, Primero’s aggregate indebtedness was comprised of $48.1 million assumed on the assumption by Primero of the Brigus Debentures, which bear 6.5% interest and mature March 31, 2016 and $5.9 million of finance lease liabilities.

            On February 10, 2016 the Company drew down $50 million on its Revolving Credit Facility to satisfy its obligation to pay the Brigus Debentures. The Revolving Credit Facility which has a three year term and bears interest at a floating interest rate equal to LIBOR or the prime rate of Canada or the bankers’ acceptance rate (depending on the choice of credit available by the Company) plus an applicable margin.

            As a result of this indebtedness, Primero is required to use a portion of its cash flow to service principal and interest on its debt, which limits the cash flow available for other business opportunities. The Company’s exposure to interest rate risk is limited to the credit facility, which is subject to a floating interest rate. There can also be no assurance that Primero will generate cash flow in amounts sufficient to pay outstanding indebtedness or to fund any other liquidity needs. If any indebtedness becomes repayable due to an inability to comply with covenants, or if Primero is unable to extend the terms of any of its indebtedness at time of maturity or renewal, such failure or failures could have an adverse effect on Primero’s financial position.

            Primero’s indebtedness could limit its ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of Primero’s growth strategy or other purposes or to capitalize on business opportunities and to react to competitive pressures and adverse changes in government regulation. The Company’s ability to incur additional indebtedness is limited under the Revolving Credit Facility and the Amended and Restated Silver Purchase Agreement and depends on the satisfaction of certain financial tests, which are typical for a company such as Primero. These limitations restrict the additional indebtedness that the Company may incur, with the result that the Company may not be able to pursue capital expansions, additional exploration programs, acquisitions, or other components of its future business plans.

Current Global Financial Condition

            After a period of lower volatility, following stabilization after the 2008-2009 global financial crisis, several disruptions to the international equities markets, credit markets, and other financial systems caused renewed volatility in 2015. Recent events, such as the collapse in global oil prices, ongoing geopolitical turmoil in the Middle East and Eastern Europe, softer Chinese economic growth outlook, and weak growth and deflationary pressures in the euro zone, have perpetuated significant instability in commodity prices.

            Despite a recently strengthening U.S. economy, the extent of recovery remains uncertain. In addition, uncertainty related to the timing of impending interest rate increases by the U.S. Federal Reserve continues to cause waves in the financial markets, in turn, putting significant pressure on gold as an inflationary ‘hedge’, and by extension gold-focused equities.

            This seeks to illustrate the degree to which events outside of the Company’s control may affect commodity prices, demand for metals, including gold, silver, copper, lead and zinc, availability of credit, investor confidence, and general financial market liquidity, all of which may impact the Company’s business.

            The Company is also exposed to liquidity and various counterparty risks including, but not limited to: (i) financial institutions that hold the Company’s cash; (ii) the Company’s insurance providers; (iii) the Company’s lenders; (iv) the Company’s other banking counterparties and (v) the Company’s VAT refund, as on when or whether the VAT arrears is eventually reimbursed. The Company is also exposed to liquidity risks in meeting its capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms attractive to the Company. As a result of this and the uncertainty of the recent market volatility, the Company’s planned growth and the trading price of the Company’s securities could either be adversely or positively impacted.

Effectiveness of Internal Control Over Financial Reporting

            The Company is required to maintain and evaluate the effectiveness of its internal control over financial reporting under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings in Canada and under the Exchange Act in the United States. There is no assurance that the Company will be able to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that its internal control over financial reporting is effective. The Company’s failure to establish and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of its financial statements. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could result in the Company’s inability to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel. No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. In 2015, the Company documented and tested its internal control procedures in order to satisfy the requirements of the Sarbanes-Oxley Act, Primero’s auditor delivered an attestation report on management’s assessment of the effectiveness of Primero’s internal control over financial reporting as at December 31, 2015.

Insurance and Uninsured Risks

            Mining operations are subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, hurricanes and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Primero’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

            Although Primero plans to maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with a mining Company’s operations. Primero may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration and production is not generally available to Primero or to other companies in the mining industry on acceptable terms. Primero might also become subject to liability for pollution or other hazards for which it may not be able or, due to the high cost of premiums, desirable to buy insurance. Losses from these events may cause Primero to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Operational Risks

Exploration, Development and Operating Risk

            Primero’s current activities are primarily directed towards mining operations and exploration projects at the San Dimas Mine, the Black Fox Complex, the Ventanas property and the Cerro Del Gallo Project. Mining operations generally involve a high degree of risk. Primero’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold and silver including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, causing delay or indefinite postponement of exploration, development or production, damage to life or property, environmental damage and possible legal liability. Although appropriate precautions to mitigate these risks are taken, mining operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

            The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is difficult to ensure that the exploration or development programs planned by Primero will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade, metallurgy and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

            The exact effect of these factors cannot be accurately predicted, but the combination of any of these factors may result in Primero not receiving an adequate return on invested capital. There is no certainty that the expenditures made by Primero towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Uncertainty in the Estimation of Reserves and Mineral Resources

            The figures for Mineral Reserves and Mineral Resources contained in this Annual Information Form and used in the Company’s mine models and as presented for the San Dimas Mine, Cerro del Gallo Project and the Black Fox Complex are the product of a mathematical model and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves can be mined or processed profitably. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data and tools, and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular period. In addition, there can be no assurance that gold or silver recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Fluctuation in gold and, to a lesser extent, silver prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of Mineral Reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Mineral Reserves and Mineral Resources, or of Primero’s ability to extract these Mineral Reserves, could have a material adverse effect on Primero’s results of operations and financial condition including, without limitation, an impairment loss and a write down of Primero’s mining properties, discontinuance of production, and loss of interest in, or sale of, some of Primero’s properties. In addition to other adverse consequences, recording an impairment loss and a write-down may result in Primero breaching certain tangible net worth financial covenants under the Revolving Credit Facility that could constitute an event of default. See “Introductory Notes – Cautionary Notes to United States Investors”.

Uncertainty Relating to Inferred Mineral Resources and Exploration Potential

            Inferred Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Mineral Resources with sufficient geological continuity to constitute Proven and Probable Mineral Reserves as a result of continued exploration. Exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of Mineral Resources being identified.

            Fluctuations in the prices of gold and silver, results of drilling, metallurgical testing and production, and the evaluation of studies, reports and plans subsequent to the date of any estimate may require revision of such estimate. Any material reductions in estimates of Mineral Resources or Mineral Reserves could have a material adverse effect on the results of the Company’s operations and financial condition.

Need for Additional Mineral Reserves

            Since all mines have limited lives based on Probable Mineral Reserves, Primero will be required to continually replace and expand its Mineral Reserves as its mines produce gold and silver. Primero’s ability to maintain or increase its annual production of gold and silver will be dependent in significant part on its ability to expand Mineral Reserves at existing mines, to bring new mines into production and to complete acquisitions.

Title to Property

            Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties. There is no guarantee that title to Primero’s properties will not be challenged or impugned. Mineral property interests may be subject to prior unrecorded agreements or transfers or the claims of local people and title may be affected by undetected defects. There may be valid challenges to the title of these properties which, if successful, could require the Company to modify its operations or plans for development.

            There can be no assurance that the Company will be able to secure the grant or the renewal of mining concessions on terms satisfactory to it, or that governments in the jurisdictions in which Primero’s properties are situated will not revoke or significantly alter such permits or other tenures or that such mining concessions will not be challenged or impugned. Third parties may have valid claims underlying portions of the Company’s interests and the mining concessions may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. If a title defect exists, it is possible that the Company may lose all or part of its interest in the properties.

Use of Ejido-owned Land

            An Ejido is a communal ownership of land recognized by the federal laws in Mexico. While mineral rights are administered by the federal government through federally issued mining concessions, access to surface rights is also required for mining operations. An Ejido controls surface rights over its communal property through a board of directors. An Ejido may sell or lease lands directly to a private entity and it may also allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to sell or lease the land.

            The San Dimas Mine uses Ejidos’ lands pursuant to written agreements with Ejidos. Some of these agreements may be subject to renegotiation and changes to the existing agreements may increase operating costs or have an impact on operations. In cases where access to land is required for operations and an agreement cannot be reached with the land owner, Primero may seek access under Mexican law which provides for priority rights for mining activities.

            Three of the properties included in the San Dimas Mine and for which Primero holds legal title are subject to legal proceedings commenced by Ejidos seeking title to the property. None of the proceedings name Primero as a party and Primero therefore has no standing to participate in them. In all cases, the defendants are previous owners of the properties, either deceased individuals who, according to certain public deeds, owned the properties more than 80 years ago, corporate entities that are no longer in existence, or Goldcorp companies. The proceedings also name the Tayoltita Property Public Registry as co-defendant.

            Two of the legal proceedings were decided in favour of the Ejidos in 2015, resulting in Primero’s gaining standing rights as an affected third party. As such, Primero has sought to annul these decisions through an Amparo claim on the basis that it is the legitimate owner and is in possession of these properties. If Primero is not successful in its challenge, the San Dimas Mine could face higher costs associated with agreed or mandated payments that would be payable to the Ejidos for use of the properties.

Indigenous Peoples and Local Communities

            There are numerous international and national laws, codes, resolutions, conventions, guidelines, policies and other statements addressing the rights of indigenous peoples. The Company operates in some areas presently or previously used by indigenous peoples. Many of the laws or statements impose obligations on government in respect of the rights of indigenous people and some mandate or suggest consultation with indigenous people regarding government actions which may affect them, including the approval or grant of mining rights or permits. The obligations of government and private parties to indigenous people continue to evolve. The Company’s current and future operations are subject to a risk that one or more groups of indigenous people may oppose continued operation, further development, or new development of the Company’s projects or operations.

            Surrounding communities and landowners are also stakeholders who may seek to interfere with the Company’s operations and development activities. Such opposition may be directed through legal or administrative proceedings, or expressed in manifestations such as protests, roadblocks or other forms of public expression against the Company’s activities.

Government Regulations, Consents and Approvals

            Exploration and development activities and mining operations are subject to laws and regulations governing health and work safety, employment standards, environmental matters, mine development, prospecting, mineral production, exports, taxes, labour standards, reclamation obligations and other matters. It is possible that future changes in applicable laws, regulations, agreements or changes in their enforcement or regulatory interpretation could result in changes in legal requirements or in the terms of permits and agreements applicable to the Company or its properties which could have a material adverse impact on the Company’s operations and exploration program and future development projects. Where required, obtaining necessary permits and licences can be a complex, time consuming process and there can be no assurance that required permits will be obtainable on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from proceeding with the development of an exploration project or the operation or further development of a mine. Any failure to comply with applicable laws and regulations or permits, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or material fines, penalties or other liabilities, which could have an adverse effect on the business, financial condition or results of operation of the Company. Due to stringent government regulation, the Company may experience difficulties in obtaining permits for the use of explosives in Mexico and these difficulties could interrupt its operations.

Health and Safety Hazards

            The personnel involved in Primero’s mining operations are subject to many inherent health and safety risks and hazards which could result in occupational illness or health issues, personal injury and loss of life. Primero strives to advance safety performance across all regions of its operations and projects to identify, minimize and manage health and safety risks. Although precautions to mitigate these risks have been taken, these risks cannot be eliminated and may adversely affect the Company’s business and operations.

Environmental Permitting Risks and Environmental Hazards

            Government approvals and permits are currently, and may in the future be, required in connection with the Company’s mining operations. To the extent such approvals are required and not obtained, Primero may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

            Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

            Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Primero and its results of operations and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

            Primero’s operations may cause damage to the environment, which could lead to government environmental authorities imposing fines, total or partial closures, compensatory measures or mandated investment in infrastructure. Examples of environmental damage that could result from operations include, but are not limited to, industrial fires, forest fires, oil spills, tailings dam spills, unforeseen emissions to the atmosphere and hazardous material soil filtrations.

            The potential exposure to environmental risks may be significant and could have a material adverse effect on the Company. Primero has $25 million of sudden and accidental pollution coverage in its commercial general liability program. The policy can be activated if the pollution is discovered and reported within 10 days. The policy provides protection for third party bodily injury and/or property damage but not first party losses. In addition, the policy does not cover any fines or penalties or any costs of government mandated clean-up. All of the Company's exploration, development and production activities are subject to regulation under one or more of the various federal and provincial environmental laws and regulations in Canada. Many of the regulations require the Company to obtain permits for its activities. The Company must update and review its permits from time to time, and is subject to environmental impact analyses and public review processes prior to approval of the additional activities. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of its business, causing those activities to be economically re-evaluated at that time. Those risks include, but are not limited to, the risk that regulatory authorities may increase bonding requirements beyond the Company's financial capabilities. See Risk Factors- Financial Risks – Insurance and Uninsured Risks.

            Environmental Permitting Risks and Environmental Hazards - Mexico

            Primero’s mining operations are subject to Mexican and applicable state environmental regulations. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also establish limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Primero’s results of operations. Environmental hazards may exist at the Company’s properties which are unknown to Primero at present and which have been caused by previous or existing owners or operators of the properties. Primero did not complete an environmental audit or other comparable environmental due diligence in connection with the acquisition of the San Dimas Mine.

            Environmental Permitting Risks and Environmental Hazards - Canada

            The Canadian mining industry is subject to federal and provincial environmental protection legislation. This legislation imposes strict standards on the mining industry in order to reduce or eliminate the effects of waste generated by extraction and processing operations and subsequently emitted into the air or water. Consequently, drilling, refining, extracting and milling are all subject to the restrictions imposed by this legislation. In addition, the construction and commercial operation of a mine typically entail compliance with applicable environmental legislation and review processes, as well as the obtaining of permits, particularly for the use of the land, permits for the use of water, and similar authorizations from various government bodies. Canadian federal, provincial, and local laws and regulations relating to the exploration for and development, production and marketing of mineral production, as well as environmental and safety matters have generally become more stringent in recent years, often imposing greater liability on a larger number of potentially responsible parties. Because the requirements imposed by such laws and regulations are frequently changed, the Company is unable to predict the ultimate cost of compliance with such requirements. There is no assurance that environmental laws and regulations enacted in the future will not adversely affect the Company's financial condition and results of operations.

            The Company is subject to potential risks and liabilities associated with environmental compliance and the disposal of waste rock and materials that could occur as a result of the Company's mineral exploration and production. In certain circumstances, the potential liabilities can include liability for costs of remediation and cleanup of mines which the Company owned or operated in the past, but no longer owns or operates. To the extent that the Company is subject to environmental liabilities, the payment of such liabilities or the costs that the Company may incur to remedy any non-compliance with environmental laws would reduce funds otherwise available to it and could have a material adverse effect on the Company's financial condition or results of operations. If the Company is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.

San Dimas Tailings Management Risks

            Tailings containment sites which existed at the time of DMSL’s acquisition of the San Dimas Mine were not subjected to comprehensive geotechnical investigation before construction, normal safety factors in dam design, seepage monitoring or control, or controls on public or wildlife access to cyanide solution ponds or pumping installations. Work was undertaken to address the deficiencies with the tailings management aspect of the operations and capital investments were carried out to upgrade the containment structures and tailings operations and to remediate the Tayoltita tailings dam. In 2014 a Technical Review and Risk Assessment of the Cupias tailing storage facility was performed by Amec Foster Wheeler. The final assessment delivered in early 2015 shows that the facility exceeds the minimum factors of safety criteria for static and seismic loading conditions for both the current and ultimate storage configurations. Preliminary evaluations of the current surface water management facilities shows that the ditches, diversion dam and other structures require modifications to accommodate storm events. The engineering of these improvements was completed in 2015 with construction planned for 2016.

            The Company anticipates that further expenditures will be required to maintain compliance with applicable environmental regulations, which are becoming more stringent and can be expected to become more aligned with international guidelines in the future. The Company will incur environmental liability for mining activities conducted both before and after it acquired ownership of the San Dimas Mine. To the extent that the Company is subject to unfunded or uninsured environmental liabilities, the payment for such liabilities would reduce funds otherwise available and could have a material adverse effect on the Company. Should the Company be unable to fund fully the cost of remedying an environmental problem, the Company may be required to suspend operations or enter into interim compliance measures pending completion of required remediation, which could have a material adverse effect on the Company.

            The asset purchase agreement entered into in connection with the acquisition of the San Dimas Mine does not provide for any indemnities from DMSL against any potential environmental liabilities, including, but not limited to, those that may arise from possible failure of the San Antonio tailings dam. Primero has indemnified DMSL for any future environmental claims or liabilities. See “Mining Activities – San Dimas Mine – Environmental Matters.”

Labour and Employment Matters

            The Company’s current relations with employees and the unions are good. Union contracts for the San Dimas Mine are renegotiated every two years, except for the compensation aspects, which are reviewed annually. See “Business of Primero – Changes to Contracts.” Production at the Company’s properties will continue to be dependent upon the ability of Primero to continue to maintain good relations with its employees and the unions. In addition, relations between Primero and its employees may be impacted by changes in the scheme of labour relations which may be introduced by the relevant governmental authorities. Adverse changes in such legislation or in the relationship between Primero with its employees and unions may have a material adverse effect on Primero’s business, results of operations and financial condition.

Foreign Operations Risks – Mexico

            A portion of the Company’s mining and mineral exploration operations are currently conducted in Mexico, and as such Primero’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism; organized crime; kidnapping and hostage taking; extortion; military repression; theft; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; delays in obtaining or the inability to obtain or maintain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations (whether or not grounded in law, rule or non-binding statement of principles) in the form of legal challenges, protest or activity targeted against the Company; illegal mining, trespass and associated security threats and unsafe activities; changes in royalty and taxation regimes; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

            The Company has taken a variety of measures to protect its employees, contractors, property and facilities against safety and security risks such as crime, illegal mining, kidnapping, theft, vandalism and trespass. However, there can be no assurance that such measures will be effective or that incidents of criminal activity, illegal mining, theft, vandalism or trespass will not have an adverse impact on the Company’s operations, property or facilities, including the potential for harm to people or property, increased costs, and disruptions to production and the Company’s ability to meet production goals.

            Changes, if any, in mining, taxation or investment policies, or shifts in political attitude in Mexico may adversely affect Primero’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, royalties, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

            Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on Primero’s operations or profitability.

            Following Enrique Peña Nieto’s election as President in 2012, the Congreso General de los Estados Unidos Mexicanos (“Mexican Congress”) has functioned without the ruling party having a majority. This could result in a deadlock and prevent the timely implementation of political and economic reforms, which in turn could have a material adverse effect on Mexican economic policy.

            The San Dimas Mine is in a remote location and obtaining financing or finding or hiring qualified people or obtaining all necessary services for the Company’s operations in Mexico may be difficult. It may be difficult to find or hire qualified people in the mining industry to work at San Dimas or to obtain all the necessary services or expertise in Mexico or to conduct operations on its projects at reasonable rates. If qualified people and services or expertise cannot be obtained in Mexico, the Company may need to seek and obtain those services from people located outside Mexico, which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company to conduct its operations in Mexico.

Infrastructure

            Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, terrorism, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations. Any interruption in power supply or any interruption in water supply due to, inter alia, periods of drought or low rainfall could adversely impact the Company’s operations. As part of the ongoing effort to optimize the design of the proposed Cerro del Gallo installations, particular attention has been given to locating a reliable water source for operations and to install a reliable electrical connection to the national grid.

Competition

            The mining industry is competitive in all of its phases. Primero faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience and technical capabilities than Primero. The ability of the Company to acquire mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for development or mineral exploration. In addition, the Company also competes with its competitors over sourcing raw materials, supplies and services used in connection with its mining operations, including skilled experience workers and management.

Acquisitions

            The Company is actively pursuing the acquisition of exploration, development and production assets consistent with its acquisition and growth strategy. There is no assurance, however, that the Company will be able to identify projects or companies that are suitable or that are available for sale at reasonable prices or that it will be able to consummate any acquisition, or integrate any acquired business into its operations successfully. Acquisition transactions and the operation of acquired properties, involve inherent risks, including but not limited to: accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates; ability to achieve identified and anticipated operating and financial synergies; unanticipated costs; diversion of management attention from existing business; potential loss of the Company’s key employees or key employees of any business acquired; unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and decline in the value of acquired properties, companies or securities. Any one or more of these factors or other risks could cause the Company not to realize the anticipated benefits of an acquisition of properties or companies, and could have a material adverse effect on the Company’s financial condition.

            To acquire properties and companies, the Company may be required to use available cash, incur debt, issue additional Common Shares or other securities, or a combination of any one or more of these. This could affect the Company’s future flexibility and ability to raise capital, to operate, explore and develop its properties and could dilute existing shareholders and decrease the trading price of the Common Shares. There is no assurance that the Company will be able to raise additional capital if necessary to complete an acquisition or to develop or operate the acquired asset thereafter (see “Risk Factors – Operational Risks – Additional Capital”). There is no assurance that when evaluating a possible acquisition, the Company will correctly identify and manage the risks and costs inherent in the business to be acquired. Restrictions on incurring additional indebtedness in the Amended and Restated Silver Purchase Agreement may limit the ability of the Company to borrow to finance acquisitions.

            The San Dimas Assets and the shares of Silver Trading acquired on August 6, 2010, were acquired on an “as is, where is” basis and the representations and warranties and indemnities provided by DMSL and GSBL (together the “San Dimas Vendors”) in respect of the San Dimas Assets are limited. Consequently, the recourse the Company may have against the San Dimas Vendors is limited. Further, there may be liabilities that the Company failed to discover or was unable to quantify in its due diligence. The Company may not be indemnified for some or all of these liabilities.

Permitting

            The Company’s operations are subject to receiving and maintaining permits (including environmental permits) from appropriate governmental authorities. Although the Company’s mining operations currently have all required permits for their operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations, additional permits for any possible future changes to operations, or additional permits associated with new legislation. Furthermore, prior to any development on any of its properties, the Company must receive permits from appropriate governmental authorities. There can be no assurance that the Company will continue to hold or obtain, if required to, all permits necessary to develop or continue operating at any particular property.

Development of New Projects

            The Company has projects at various stages of evaluation and development. There are inherent development, construction and permitting-related risks to the development of all new mining projects. These risks include the ability to assemble all required land and other usage rights in a cost effective manner; availability and delivery of critical equipment; the hiring of key personnel (including outside consultants) for construction, commissioning and operations and the supervision of that personnel; delays associated with the work of third-party contractors; and budget overruns and currency fluctuations. The Company will be required to rely upon outside consultants, engineers and others for additional construction expertise in respect of its development projects. In addition, delays in the commencement of mineral production often occur. Accordingly, there can be no assurance that the Company’s activities will result in profitable mining operations at its development projects.

Key Personnel

            The Company’s ability to successfully operate its mining properties and execute on its business strategy depends on its key executives and on certain operating personnel in Canada and Mexico. The Company’s ability to manage administration, production, exploration and development activities and acquisition strategies, and hence its success, will depend in large part on the efforts of these individuals. The Company cannot be certain that it will be able to retain such personnel or attract a high calibre of personnel in the future. As such, the loss of any key officer of the Company could have an adverse impact on the Company, its business and its financial position. The Company has not purchased any “key-man” insurance with respect to any of its directors or officers as of the date hereof. The Company faces intense competition for qualified personnel, and the loss of the services of one or more of such key personnel could have a material adverse effect on the Company’s business or operations.

Conflicts of Interest

            The directors and officers of the Company are directors and officers of other companies, some of which are in the same business as the Company. In particular, Mr. Wade Nesmith and Mr. Eduardo Luna are each directors of Silver Wheaton, with which the Company has entered into the Amended and Restated Silver Purchase Agreement. The directors and officers of the Company are required by law to act in the best interests of the Company. They have the same obligations to the other companies in respect of which they act as directors and officers. Discharge by the directors and officers of their obligations to the Company may result in a breach of their obligations to the other companies and, in certain circumstances, this could expose the Company to liability to those companies. Similarly, discharge by the directors and officers of their obligations to the other companies could result in a breach of their obligation to act in the best interests of the Company. Such conflicting legal obligations may expose the Company to liability to others and impair its ability to achieve its business objectives.

Subsidiaries

            Primero conducts operations through Canadian and foreign (Barbadian, Luxembourger and Mexican) subsidiaries, and a significant portion of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict Primero’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on Primero’s valuation and stock price.

Litigation

            The Company is aware of class action lawsuits having been filed in February 2016 against the Company in the State of California seeking to recover damages for investors in the Company’s common shares under the U.S. federal securities laws, however no class has yet been certified and we have not been served process in respect of the suit. The Company will vigorously defend these class action lawsuits if they proceed. The Company may also be, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company cannot reasonably predict the likelihood or outcome of these actions. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on the Company’s financial performance, cash flow and results of operations.

See Risk Factors – Operational Risks – Use of Ejido Owned Land and Risk Factors – Financial Risks – Challenge to the 2012 APA.

Reputational Risk

            Damage to Primero’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Companies are at greater risk of losing control over how they are perceived in the marketplace due to increased usage of social media and other web- based tools used to generate, publish and discuss user-generated content and to connect with other users. Although Primero believes that it operates in a manner that is respectful to all stakeholders and that it places a great emphasis on protecting its image and reputation, the Company does not ultimately have direct control over how it is perceived by others. An impaired reputation may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and an impediment to the Company’s overall ability to advance its projects thereby having a material adverse impact on the Company’s results of operations, financial condition and growth prospectus.

DIVIDENDS

            The Company has not paid dividends since its incorporation. The future payment of dividends or distributions will be dependent upon the financial requirements to fund future growth, the financial condition of the Company and other factors the Board may consider appropriate in the circumstances. The Company is not aware of any restrictions that could prevent the paying of dividends or distributions.

CAPITAL STRUCTURE

            Primero’s authorized share capital consists of an unlimited number of common shares without par value (“Common Shares”) and an unlimited number of preferred shares without par value. As of December 31, 2015, there were 164,185,807 Common Shares issued and outstanding as fully paid and non-assessable and no preferred shares issued and outstanding. As of the date of this AIF, 164,648,090 Common Shares are issued and outstanding and no preferred shares are issued and outstanding.

Common Shares

            Subject to the rights of the holders of the preferred shares of the Company, holders of Common Shares of the Company are entitled to dividends if, as and when declared by the directors. Holders of Common Shares of the Company are entitled to one vote per Common Share at meetings of shareholders except at meetings at which only holders of a specified class of shares are entitled to vote. Upon liquidation, dissolution or winding-up of the Company, subject to the rights of holders of preferred shares, holders of Common Shares of the Company are to share rateably in the remaining assets of the Company as are distributable to holders of Common Shares. The Common Shares are not subject to call or assessment rights, redemption rights, rights regarding purchase for cancellation or surrender, or any pre-emptive or conversion rights.

Preferred Shares

            Preferred shares may be issued from time to time in one or more series, ranking equally on winding-up, to repayment of the amount paid up on such shares, and to carry and be subject to, as a class, the following special rights and restrictions pertaining to (but not limited to) dividends, redemption or purchase rights, rights of retraction, rights of conversion, terms and conditions of any share purchase plan or sinking fund, rights upon dissolution of the Company, and voting, as the directors of the Company may, from time to time, determine by resolution. Currently the preferred shares rank in priority over Common Shares as to dividends and return of paid up capital upon dissolution or winding up of the Company. Holders of preferred shares are not entitled to notice or to vote at meetings of shareholders (except where holders of a specified class or series are entitled to a separate vote in accordance with the Act. The Company may at any time purchase for cancellation or redeem the preferred shares that may be issued and holders of preferred shares may require the Company to retract such shares in accordance with the terms upon which such have been issued.

Options and Debentures

            As of the date of this AIF, the Company also had outstanding obligations to issue up to an aggregate of 21,311,409 Common Shares in respect of options and convertible debentures as follows:

  stock options to purchase 6,424,167 Common Shares at a price ranging from CDN$2.60 to CDN$7.95 expiring between March 31, 2017 and February 23, 2021; and

  convertible debentures to purchase up to 14,887,242 Common Shares as follows:

(i)	the Brigus Debentures, which are convertible into an aggregate of 3,436,857 Common Shares; and

(ii)	the Debentures, which are convertible into an aggregate of 11,450, 385 Common Shares.

On February 10, 2016, the Company announced that it would be redeeming all of the Brigus Debentures in cash on the maturity date of March 31, 2016 pursuant to the terms of the Brigus Debentures.

Directors Phantom Share Units

            On March 27, 2012, the Board approved the adoption of a director’s phantom share unit plan (the “Directors’ PSU Plan”), which subsequently received shareholder approval on May 28, 2012. Shareholders of the Company did not approve the renewal of the Directors’ PSU Plan at its annual general and special meeting held on May 6, 2015. Members of the Board, other than a member who is an officer or employee of Primero or Primero’s subsidiaries, are eligible to participate in the Directors’ PSU Plan. A person holding a phantom share unit (a “Director PSU”) under the Directors’ PSU Plan is entitled to elect to receive, at vesting (subject to blackout periods), either (a) cash in an amount equal to the volume weighted average trading price per Common Share over the five preceding trading days, or (b) Common shares in number equal to the number of Directors’ PSUs. If no election is made, the Company will pay out such Directors’ PSUs in cash. All outstanding Director PSUs previously issued under the Directors’ PSU Plan are unaffected and remain outstanding; however, the Company is not able to make any new grants of Directors PSUs under the Directors’ PSU Plan. As of the date of this AIF, the Company had outstanding 211,371 Director PSUs, vesting between December 1, 2016 and December 1, 2017 and expiring between December 31, 2016 and December 31, 2017.

Employee Phantom Share Units

            On March 28, 2013, the Board approved the adoption of an employee phantom share unit plan (the “2013 PSU Plan”), which subsequently received shareholder approval on May 8, 2013. Employees and officers of Primero, or Primero’s subsidiaries, are eligible to participate in the 2013 PSU Plan. The Company can elect to pay a person holding a phantom share unit (a “2013 PSU”) under the 2013 PSU Plan, at vesting (subject to blackout periods), either (a) cash in an amount equal to the volume weighted average trading price per Common Share over the five preceding trading days, or (b) Common shares in number equal to the number of 2013 PSUs. As of the date of this AIF, the Company had outstanding 4, 435,769 Employee PSUs, vesting between May 10, 2016 and March 18, 2019 and expiring between December 31, 2016 and December 31, 2019.

Deferred Share Units

            On March 23, 2015, the Board approved the adoption of a deferred share unit plan (the “DSU Plan”), which subsequently received shareholder approval on May 6, 2015. The DSU Plan permits “Key Officers” to receive deferred share units (“DSUs”) as part of the Company’s succession planning, as well as to allow them to participate in the long-term success of the Company and to promote a greater alignment of their interests with shareholders.  A DSU is a unit equivalent in value to a share. Key Officer is defined in the DSU Plan as the Company’s Chairman of the Board, Vice-Chairman of the Board, or any officer who, in the opinion of the Human Resources Committee, has demonstrated a capacity for contributing in a substantial measure to the successful performance of the Company or a related entity. As of the date of this AIF, the maximum number of shares that may be issued under the DSU Plan is 316,000, representing approximately 0.19% of the outstanding shares, and the Company had outstanding 315,790 DSUs.

MARKET FOR SECURITIES

Common Shares

            The Company’s Common Shares are traded on the TSX under the symbol “P”. Commencing on August 15, 2011, the Company’s Common Shares began trading on the NYSE under the symbol “PPP”. The following table shows the high and low trading prices and monthly trading volume of the Common Shares of Primero on the TSX for the periods listed:

	High	Low
Period	(CDN$)	(CDN$)	Volume
2015
January	$6.06	$4.27	19,736,396
February	$5.14	$3.92	12,756,984
March	$4.66	$3.51	10,427,322
April	$4.83	$4.01	12,982,279
May	$5.29	$4.26	8,986,743
June	$5.51	$4.84	10,603,046
July	$5.25	$3.27	13,713,900
August	$4.41	$3.17	11,894,334
September	$3.99	$2.66	14,989,328
October	$3.94	$2.94	15,016,219
November	$3.11	$2.56	10,503,948

	High	Low
Period	(CDN$)	(CDN$)	Volume
December	$3.42	$2.98	8,986,648
2016
January	$3.78	$2.66	12,987,703
February	$3.78	$1.93	31,048,112
March 1 to 29	$2.82	$2.02	38,839,176

Convertible Debentures

            The Company’s Brigus Debentures and 2015 Debentures are traded on the TSX under the symbols “P.DB.U” and “P.DB.V”, respectively. The following table shows the high and low trading prices and monthly trading volume of the convertible debentures of Primero on the TSX for the periods listed:

P.DB.U

	High	Low
Period	(CDN$)	(CDN$)	Volume
2015
March	$100.00	$98.01	7,090
April	$100.00	$98.99	17,630
May	$99.97	$98.25	5,820
June	$99.38	$96.06	10,280
July	$100.00	$98.00	14,420
August	$101.00	$99.81	6,090
September	$100.50	$100.35	31,990
October	$100.50	$99.83	920
November	$100.20	$100.07	1,760
December	$101.50	$100.00	7,830
2016
January	$99.99	$99.80	1,700
February	$100.15	$98.00	3,630
March 1 to 29	$100.01	$100.00	810

P.DB.V

	High	Low
Period	(CDN$)	(CDN$)	Volume
2015
March	$94.25	$86.00	57,200
April	$91.00	$84.00	24,400
May	$92.48	$87.99	21,990
June	$96.00	$90.50	20,050
July	$98.00	$93.00	30,470
August	$94.00	$82.50	4,760
September	$86.00	$80.01	19,310
October	$85.00	$79.39	44,690
November	$89.50	$82.78	41,580
December	$85.00	$83.00	25,250
2016
January	$85.00	$75.02	3,840
February	$82.00	$75.00	13,650
March 1 to 29	$86.00	$82.00	32,940

PRIOR SALES

            During the financial year ended December 31, 2015, Primero issued or granted the following Common Shares or securities convertible into Common Shares:

		Issue or Exercise
Date of Issuance	Number and Type of Securities Issued	Price Per Security (CDN$)
December 22, 2015	152,528 Common Shares(1)	$4.39
December 21, 2015	54,339 Common Shares(2)	$5.87
December 21, 2015	1,214,240 Common Shares(1)	$4.39
December 3, 2015	18,532 Common Shares(2)	$5.86
December 3, 2015	47,898 Common Shares(3)	$4.92
December 2, 2015	72,871 Common Shares(3)	$5.48
November 18, 2015	131,641 Common Shares(3)	$4.36
August 18, 2015	29,949 Common Shares(3)	$5.00
August 17, 2015	1,226 Common Shares(3)	$7.79
August 10, 2015	470,572 2013 PSUs(4)	$3.82
July 14, 2015	28,428 Common Shares(3)	$6.21
May 29, 2015	36,693 2013 PSUs(4)	$5.11
May 29, 2015	77,281 stock options	$5.06(5)
May 19, 2015	98,274 Common Shares(3)	$5.36
May 14, 2015	58,744 Common Shares(3)	$5.85

May 11, 2015	25,772 2013 PSUs(4)	$4.75
May 11, 2015	315,790 Deferred share units(6)	$4.75
May 6, 2015	12,789 Common Shares(3)	$5.85
April 9, 2015	19,731 Common Shares(3)	$5.27
April 6, 2015	19,731 Common Shares(3)	$5.27
April 2, 2015	67,736 Common Shares(3)	$8.10
February 26, 2015	301,275 Common Shares(3)	$5.20
February 24, 2015	300,000 Common Shares(7)	$3.47
February 17, 2015	1,427,426 2013 PSUs(4)	$4.02
February 17, 2015	1,540,589 stock options	$4.19(5)
February 17, 2015	223,883 Directors’ PSUs(8)	$4.02

Notes:

(1)	Common Shares issued pursuant to a flow-through agreement.
(2)	Issued as consideration for awards under the Directors’ PSU Plan.
(3)	Common shares issued as settlement for vested phantom share units under the 2013 PSU Plan.
(4)

Units issued to employees and officers for which the Company may elect to make the applicable payout under the 2013 PSU Plan in the form of cash or Common Shares. Each 2013 PSU was priced based on the closing price of the Common Shares on the TSX on the date of issuance.

(5)	Reflects the weighted average price of stock options.
(6)

Deferred share units issued to Mr. Nesmith, Chairman of the Company, for which the Company may elect to make the applicable pay out under the Deferred Share Unit Plan in the form of cash or common shares or a combination thereof. Each unit was priced based on the closing price of the Common Shares on the TSX on the date of the grant.

(7)	Common shares issued on the exercise of stock options.
(8)

Units issued to non-executive directors who may elect to receive the applicable payout under the Directors' PSU Plan in the form of cash or Common Shares. Each Director PSU was priced based on the closing price of the Common Shares on the TSX on the date of issuance.

DIRECTORS AND OFFICERS

            The following table is as at the date of the AIF and sets out the name, province/state of residence, positions and/or offices held with the Company, and principal occupations of each person who is a director and/or an executive officer of the Company, as well as the period during which each person, if applicable, has been a director of the Company.

            The term of office of each director of the Company ends immediately before the election of directors at the annual meeting of shareholders each year.

	Position(s) with the	Principal
Name and Residence	Company	Occupation	Director Since

JOSEPH CONWAY(1)(2) Ontario, Canada	Executive Vice Chairman and Director	Executive Vice Chairman of the Company	June 28, 2010

DAVID DEMERS(3)(4) British Columbia, Canada	Director	Chief Executive Officer of Westport Innovations Inc.	October 29, 2008

GRANT EDEY(4)(5) Ontario, Canada	Director	President and Chief Executive Officer of Khan Resources Inc.	June 28, 2010

EDUARDO LUNA(2)(5) Mexico State, Mexico	Director	President and Chief Executive Officer of Rochester Resources Ltd.	October 29, 2008

BRAD MARCHANT(2) British Columbia, Canada	Director	President and CEO of Enterra Feed Corporation	June 26, 2013

WADE NESMITH British Columbia, Canada	Chairman and Director	Chairman of the Company	October 29, 2008

ROBERT A. QUARTERMAIN(2)(3)(4) British Columbia, Canada	Director	Chairman and Chief Executive Officer of Pretium Resources Inc.	June 28, 2010

MICHAEL RILEY(3)(5) British Columbia, Canada	Director	Director of the Company	April 22, 2010

GUILLERMO ADRIAN Ontario, Canada	Vice President, Operations	Vice President, Operations of the Company	N/A

	Position(s) with the	Principal
Name and Residence	Company	Occupation	Director Since

TAMARA BROWN(1) Ontario, Canada	Vice President, Corporate Development and Investor Relations	Vice President, Corporate Development and Investor Relations of the Company	N/A

WENDY KAUFMAN(1) Ontario, Canada	Chief Financial Officer	Chief Financial Officer of the Company	N/A

H. MAURA LENDON(1) Ontario, Canada	Chief General Counsel and Corporate Secretary	Chief General Counsel and Corporate Secretary of the Company	N/A

JAMES MALLORY, Ontario, Canada	Vice President, Corporate Responsibility	Vice President, Corporate Responsibility	N/A

ERNEST MAST(1) Ontario, Canada	President and Chief Executive Officer and Director	President and Chief Executive Officer of the Company	February 17, 2016

MARIA-LUISA SINCLAIR British Columbia, Canada	Vice President, Human Resources	Vice President, Human Resources of the Company	N/A

LOUIS TONER Quebec, Canada	Vice President, Project Development and Construction	Vice President, Project Development and Construction	N/A

(1)	Member of the Disclosure Committee.
(2)

Member of the Corporate Responsibility Committee. On November 2, 2015, Mr. Marchant became the Chair of the Corporate Responsibility Committee and Mr. Quartermain was appointed to the Corporate Responsibility Committee. Mr. Conway was appointed to the Corporate Responsibility Committee on February 17, 2016.

(3)	Member of the Human Resources Committee. Mr. Demers is the Chair of the Human Resources Committee.
(4)	Member of the Governance and Nominating Committee. Mr. Edey is the Chair of the Governance and Nominating Committee.
(5)

Member of the Audit Committee. Mr. Riley is the Chair of the Audit Committee. Mr. Marchant was appointed to the Audit Committee on May 5, 2015. Mr. Demers resigned from the Audit Committee on May 5, 2015.

            As of the date of this AIF, the directors and executive officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over 1,748,771 Common Shares, being 1.06% of the issued Common Shares on a non-diluted basis. The statement as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of the Company, as a group, is based upon information furnished by the directors and executive officers.

Principal Occupations and Other Information about Primero’s Directors and Executive Officers

            The principal occupations of each of the Company’s directors and executive officers within the past five years are disclosed in the biographies set forth below.

Joseph Conway – Director and Executive Vice Chairman

            Mr. Conway was appointed President and Chief Executive Officer of the Company on June 1, 2010, and has been a director of the Company since June 28, 2010. Mr. Conway ceased to be President of Primero on February 2, 2015, and retired from his position as Chief Executive Officer on January 31, 2016. Effective February 1, 2016, he became Executive Vice Chairman of the Company . He has also been a director of Orezone Gold Corporation since October 2014. Mr. Conway was a non-executive director of Santana Mineral Limited from June 2013 to November 2015.  Mr. Conway was a director of Dalradian Resources Inc. from June 2010 to May 2013. He served as President and Chief Executive Officer and a director of IAMGOLD Corporation (“IAMGOLD”) from January 2003 until January 2010 and was a director of IAMGOLD from January 2004 until December 2009. Mr. Conway was President, Chief Executive Officer and a director of Repadre Capital Corporation from September 1995 until January 2003. From 1989 until 1995, he was Vice President and a director of Nesbitt Burns, a Canadian investment dealer. He was a stock analyst with Walwyn Stodgell Cochran and Murray from 1987 to 1989, and a mine and exploration geologist from 1981 to 1985. Mr. Conway has a Bachelor of Science degree from Memorial University and a Master of Business Administration degree from Dalhousie University.

David Demers – Director

            Mr. Demers has been a director of the Company since October 28, 2008. He is a founder of Westport and has been Chief Executive Officer and a member of its Board since the company was formed in March of 1995. Overseeing the formation of Westport's growth and the continuous evolution of the natural gas vehicle market, Mr. Demers brings an entrepreneurial spirit and an unmatched drive to make Westport's technology and company a global success. Mr. Demers holds a Bachelor of Science (Physics) degree and a Juris Doctor (Law), both from the University of Saskatchewan. Mr. Demers started his career at IBM Canada and has been involved in the formation and growth of several successful technology companies. He is also a member of the board of directors of ECRI, a private software company.

Grant Edey – Director

            Mr. Edey has been a director of the Company since June 28, 2010, and has been the President and Chief Executive Officer of Khan Resources Inc., since July 2010 and a director of Khan Resources Inc. since February 2007. Mr. Edey was Chief Financial Officer of IAMGOLD from 2002 until August 2007. From 1996 until 2002, he was the Vice President, Finance, Chief Financial Officer and Corporate Secretary of Repadre Capital Corporation. Before joining Repadre Capital Corporation, Mr. Edey held senior positions with Strathcona Mineral Services Limited, TransCanada Pipelines Limited, Eldorado Nuclear Limited, Rio Algom Limited and INCO Limited. Mr. Edey has a Master’s in Business Administration from the University of Western Ontario and a Bachelor of Science (Mining Engineering) degree from Queen’s University. Mr. Edey’s experience managing financial and reporting matters benefits the Company with respect to the issues overseen by the Company’s Audit Committee.

Eduardo Luna – Director

            Mr. Luna has been a director of the Company since October 29, 2008 and was Executive Vice President and President (Mexico) of the Company from June 1, 2010 to November 30, 2011. He was Co-Chair of the Company from November 2008 until June 1, 2010, and President and Chief Operating Officer of the Company from September 28, 2009 until June 1, 2010. From July 2008 until December 2009, he was a director of 0777551 B.C. Ltd., a private company that was a predecessor to the Company. Mr. Luna was Chairman of Silver Wheaton Corp. from October 2004 to April 2009 and its Chief Executive Officer from October 2004 to April 2006; Executive Vice President of Wheaton River from June 2002 to April 2005, Executive Vice President of Goldcorp from March 2005 to September 2007, and President of Luismin, S.A. de C.V. from 1991 until 2007. He is the President and Chief Executive Officer and director of Rochester Resources Ltd since January 2009. He holds a degree in Advanced Management from Harvard University, a Master of Business Administration degree from Instituto Tecnólogico de Estudios Superiores de Monterrey and a Bachelor of Science degree in Mining Engineering from Universidad de Guanajuato. He held various executive positions with Minera Autlán for seven years and with Industrias Peñoles for five years. He was on two occasions President of the Mexican Mining Chamber and he was also a former President of the Silver Institute. He serves as Chairman of the Advisory Board of the Faculty of Mines at the University of Guanajuato and of the Mineral Resources Council in Mexico.

Brad Marchant – Director

            Mr. Marchant has been a director of the Company since June 2013. He is co-founder of Triton Mining Corporation and successfully took the Limon mine in Nicaragua from exploration through to production and expansion. Mr. Marchant has over 30 years of experience in the mining and environmental industry both in management and as a director. He has worked with numerous mining and technology companies including Coastech Research Inc., Triton Mining Corporation, Placer Dome Ltd., Equity Silver Mines Ltd., Enterra Feed Corporation and Wabush Mines Ltd. He also founded a new water treatment company, BioteQ Environmental Technologies Inc., which is focused on finding water treatment solutions for mining companies experiencing metallurgical and environmental challenges. Mr. Marchant has a B.Sc. in Biochemistry from the University of New Brunswick and a M.A.Sc. in Mining and Mineral Process Engineering from the University of British Columbia. Mr. Marchant’s extensive industry experience and operations expertise make him a valued member of the Company’s Audit Committee.

Wade Nesmith – Director and Chairman of the Board

            Mr. Nesmith is the founder of the Company, Chairman of the Board, and a director of Primero. He acted as President from October 29, 2008 to September 28, 2009, and Chief Executive Officer from October 29, 2008 to June 1, 2010, at which time he was appointed Executive Chairman of the Board. On March 15, 2012, Mr. Nesmith resigned as Executive Chairman of the Board and was appointed Chairman of the Board. He was the President, Chief Executive Officer, Chief Financial Officer and a director of 0777551 B.C. Ltd., a private company that was a predecessor to the Company, from December 2006 to December 2009. Mr. Nesmith obtained his Bachelor of Law degree from York University – Osgoode Hall, Ontario in 1977. He is the former Superintendent of Brokers for the Province of British Columbia from 1989 until 1992. He was a senior partner, specializing in securities law, with Lang Michener LLP (now McMillan LLP) from 1993 until 1998, and an Associate Counsel at Lang Michener LLP (now McMillan LLP) from January 2004 to December 2007. He was an executive with Westport Innovations Inc. (“Westport Innovations”) from 1998 until 2003, helping to lead their public markets activities and retiring as President, Westport Europe. He is a founding director and remains a director of Silver Wheaton Corp. (TSX, NYSE).

Robert A. Quartermain – Director

            Dr. Quartermain, D.Sc., has been a director of the Company since June 28, 2010. He is the Chairman, Chief Executive Officer and a director of Pretium Resources Inc. since October 2010. He served as President and Chief Executive Officer of Silver Standard Resources Inc. from January 1985 until January 2010. Dr. Quartermain worked for the Geological Survey of Canada and in private industry on mapping and exploration programs from 1976 until 1981. He also worked for Teck Corp. from 1981 to 1984 before becoming President of Silver Standard Resources Inc. in 1985. Dr. Quartermain has a Bachelor of Science degree in geology from the University of New Brunswick, and a Master of Science degree in mineral exploration from Queen’s University. He was awarded an honorary Doctor of Science degree from the University of New Brunswick in May 2009.

Michael Riley – Director

            Mr. Riley has been a director since April 2010. He retired as a senior auditor partner from Ernst & Young LLP in September 2006 after more than 25 years with the firm. He became a partner in the firm’s Montreal office in 1985, where he worked with clients in the retail, pharmaceutical, manufacturing and resource industries. He relocated to the firm’s Vancouver office in 1995, where his responsibilities included serving as the lead audit engagement partner for the office’s largest Canadian and US listed public company clients in mining, transportation and banking. During that time, he also lead the office’s M&A due diligence practice for 2 years. Prior to Ernst & Young, Mr. Riley's professional background also included working for Bell Canada (now BCE), and his early years as an articling student and Chartered Accountant with Peat, Marwick, Mitchell & Co (now KPMG LLP). He has previously been a director for several organizations, including the British Columbia Lottery Corporation, CanAlaska Uranium Ltd., Seacliff Construction Corp., the Vancouver Symphony Society, The Heart & Stroke Foundation of British Columbia & Yukon and the BCAA Road Safety Foundation. Mr. Riley graduated with a Bachelor of Commerce Degree from Concordia University in 1975 majoring in operations research and quantitative methods. He also holds a graduate diploma in public accounting from McGill University attained in 1977 and continues to hold the Canadian CPA CA designation as a member of both the BC and Quebec CPA professional bodies. Mr. Riley’s accounting background, financial sophistication and auditing expertise are valuable assets to the Company’s Audit Committee.

Guillermo Adrian – Vice President, Operations

            Guillermo Adrian was appointed Vice President, Operations in February 2016 and was previously the Company’s General Manager of the San Dimas mine in Mexico. Mr. Adrian brings to Primero over 25 years of international mining experience, having held numerous leadership positions in Colombia, Venezuela, Brazil, Switzerland, Guinea and Hungary. He previously worked for Gran Colombia Gold, Orinokia Mining Corp., and Rusoro Mining LTD. Mr. Adrian has a degree of Metallurgical Engineering from Universidad Simón Bolivar, and is fluent in Spanish, English and Portuguese. He is a registered professional in Colegio de Ingenieros de Venezuela, a member of Asociación de Mineros, Metalurgistas y Geólogos de México and of The American Institute of Mining, Metallurgical, and Petroleum Engineers.

Tamara Brown – Vice President, Corporate Development and Investor Relations

            Ms. Brown has been Vice President, Investor Relations of the Company since June 1, 2010. Ms. Brown was later appointed Vice President of Corporate Development of the Company on October 16, 2015. From April 2009 to April 2010, Ms. Brown was Director of Investor Relations for IAMGOLD where she was responsible for all aspects of investor relations including being a member of its disclosure committee. Previously, Ms. Brown was an investor relations consultant for several junior exploration companies, partner of a boutique investment banking firm and a professional engineer in the mining industry. She graduated with a Bachelor of Engineering degree from Curtin University in Australia and has completed the Chartered Business Valuator course at York University.

Wendy Kaufman, Chief Financial Officer

            Ms. Kaufman was appointed Chief Financial officer on September 29, 2014. Ms. Kaufman brings 20 years of public company financial and executive management experience from the mining sector. She has served in a variety of senior executive positions, most recently as Vice President, Finance and Treasury at Inmet Mining Corporation, a Canadian-based global copper producer, where she led the global financial strategy including attainment of financing for a significant mine development project. Ms. Kaufman has broad finance experience in strategic development, statutory and management reporting, international taxation, acquisitions, and controls. She is a Canadian Chartered Professional Accountant and holds a Bachelor of Business Administration from Wilfrid Laurier University.

H. Maura Lendon –Chief General Counsel and Corporate Secretary

            Ms. Lendon has been Chief General Counsel and Corporate Secretary of the Company since March 29, 2012. From May 2011 until March 2012, Ms. Lendon was President of Aurah Advisory Services Inc., during which time she provided strategic and governance advisory services to diverse businesses. From April 2008 to May 2011 she was Senior Vice President, Corporate Services, Chief Legal Officer and Corporate Secretary of HudBay Minerals Inc. From 2004 to April 2008, she was Chief Counsel, Canada and Chief Privacy Officer Canada of AT&T. Ms. Lendon holds a Master of Laws from Osgoode Hall Law School, a Master of Business Administration from the Richard Ivey School of Business and a Bachelor of Laws from University of Western Ontario. She has been a member of the Ontario Bar since 1990.

James Mallory – Vice President, Corporate Responsibility

            Mr. Mallory was appointed Vice President Corporate Responsibility of the Company on March 1, 2014. From April 2011 to July 2013, Mr. Mallory was Vice-President, Operations & Social Responsibility at South American Silver, during which time he was responsible for social responsibility programs in Bolivia and Chile. From May 2009 to March 2011 he was Vice President Sustainability for Silver Standard Resources overseeing environmental and community relations initiatives for projects in Mexico, Argentina and Peru. Previously from June 2006 to January 2009 Mr. Mallory was General Manager with Nova Gold Resources responsible for relations with the BC First Nations (2006-2007) and later as General Manager of Operations in Nome, Alaska. Mr. Mallory started his career with Placer Dome and has more than 35 years of mining industry experience including 13 years of international service in Chile.

Ernest Mast – President and Chief Executive Officer

            Mr. Mast was appointed President and Chief Operating Officer of the Company on February 2, 2015 and then effective January 31, 2016, he was appointed Chief Executive Officer of the Company. Mr. Mast is a metallurgical engineer and brings to Primero over 25 years of international mining experience. Mr. Mast previously held leadership positions including Vice President of Corporate Development at Copper Mountain Mining, owner of the 35,000 tonnes per day Copper Mountain mine in British Columbia, Vice President of Operations at New Gold Inc. where he was responsible for overseeing approximately 1,600 employees at 4 mines producing a combined 400,000 ounces per year of gold and substantial silver and copper byproducts. Mr. Mast was also the President and CEO of Minera Panama, a subsidiary of Inmet Mining (now First Quantum), during the development of Cobre Panama, a 290,000 tonnes per year copper project. In addition, he was President and General Manager of the large-scale Falcondo ferronickel operations in the Dominican Republic, now owned by Glencore. In addition he was Technical Director for Noranda’s South American Operations based out of Chile. Mr. Mast has a Master’s degree in Metallurgical Engineering from McGill University and is a graduate of the Advanced Management Program at Henley College in the UK. He is a registered professional engineer and fluent in English, Spanish and French.

Maria-Luisa Sinclair, Vice President, Human Resources

            Ms. Sinclair first joined Primero in February 2013 as a Human Resources consultant, and in May 2014, joined full-time as Director, Human Resources. Ms. Sinclair has played an integral role in filling key senior management positions, providing guidance to our Mexican Human Resources team, and building collaborative relationships with the management teams at San Dimas and Black Fox. She has over 25 years of international Human Resources experience in the mining sector with particular expertise in Latin America, having previously held key positions with Baja Mining, Skye Resources, Placer Dome, and Pan American Silver. Ms. Sinclair has a Master’s degree from Royal Roads University in Victoria, British Columbia, and was a faculty member of the McRae Institute of International Management at Capilano University.

Louis Toner – Vice President, Project Development and Construction

            Mr. Toner was appointed Vice President, Project Development and Construction of the Company on July 29, 2013. He brings over 30 years of engineering and construction management experience ranging from small and medium sized brownfield projects to large-scale greenfield projects. Previously, Mr. Toner worked with BBA Inc., Lafarge Canada Inc., and SNC-Lavalin International Inc. Mr. Toner holds a B.Eng. Civil Engineering from McGill University and is fluent in French, English and Spanish. He is a member of the Ordre des ingénieurs du Québec (OIQ) and the Association of Professional Engineers and Geoscientists of New Brunswick.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Cease Trade Orders

            No director or executive officer of Primero is, as at the date of this AIF, or has been, within the last ten years before the date of this AIF, a director, chief executive officer, or chief financial officer of any company (including Primero) that was:

(a)	subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

            For the purpose of the above paragraph, “order” means (a) a cease trade order, (b) an order similar to a cease trade order, or (c) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 days.

Bankruptcy

            No director or executive officer of Primero, or a shareholder holding a sufficient number of securities of Primero to affect materially the control of Primero is, as at the date of this AIF, or has been, within ten years before the date of this AIF, a director or executive officer of any company (including Primero) that:

(a)

while that person was acting in that capacity, or within a year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of the director, executive officer or shareholder.

Sanctions

            No director or executive officer of Primero, or a shareholder holding a sufficient number of securities of Primero to affect materially the control of Primero has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

            Several directors of Primero also serve as directors of one or more other resource companies involved in mineral exploration and/or development. It may occur from time to time that as a consequence of his activity in the mineral industry and serving on such other boards that a director may become aware of potential resource property opportunities which are of interest to more than one of the companies on whose boards that person serves. Accordingly, situations may arise in the ordinary course that involve a director in an actual or potential conflict of interest as well as issues in connection with the general obligation of a director to make corporate opportunities available to the company on which the director serves. In all such events, any director who might have a disclosable financial interest in a contract or transaction by virtue of office, employment or security holdings or other such interest in another company or in a property interest under consideration by the Primero Board, would be obliged to abstain from voting as a Primero director in respect of any transaction involving that other company(s) or in respect of any property in which an interest is held by him. The directors will use their best business judgment to help avoid situations where conflicts or corporate opportunity issues might arise and they must at all times fulfill their duties to act honestly and in the best interests of Primero. At this time the Board is not aware of any existing or potential material conflict of interest between the Company or a subsidiary of the Company and any director. See “Risk Factors – Conflicts of Interest”.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Ejidos

            An Ejido is a communal ownership of land recognized by the federal laws in Mexico. While mineral rights are administered by the federal government through federally issued mining concessions, access to surface rights is also required for mining operations. An Ejido controls surface rights over its communal property through a board of directors. An Ejido may sell or lease lands directly to a private entity and it may also allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to sell or lease the land.

            The San Dimas Mine uses Ejidos’ lands pursuant to written agreements with Ejidos. Some of these agreements may be subject to renegotiation and changes to the existing agreements may increase operating costs or have an impact on operations. In cases where access to land is required for operations and an agreement cannot be reached with the land owner, Primero may seek access under Mexican law which provides for priority rights for mining activities.

            Three of the properties included in the San Dimas Mine and for which Primero holds legal title are subject to legal proceedings commenced by Ejidos seeking title to the property. None of the proceedings name Primero as a party and Primero therefore has no standing to participate in them. In all cases, the defendants are previous owners of the properties, either deceased individuals who, according to certain public deeds, owned the properties more than 80 years ago, corporate entities that are no longer in existence, or Goldcorp companies. The proceedings also name the Tayoltita Property Public Registry as co-defendant.

            Two of the legal proceedings were decided in favour of the Ejidos in 2015, resulting in Primero’s gaining standing rights as an affected third party. As such, Primero has sought to annul these decisions through an Amparo claim on the basis that it is the legitimate owner and is in possession of these properties. If Primero is not successful in its challenge, the San Dimas Mine could face higher costs associated with agreed or mandated payments that would be payable to the Ejidos for use of the properties.

TRANSFER AGENT AND REGISTRAR

            The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services Inc. at its principal office in Toronto, Ontario. The transfer agent and registrar for the Common Shares in the United States is Computershare Trust Company, Inc. at its principal office in Canton, Massachusetts.

MATERIAL CONTRACTS

            The material contracts entered into by the Company within the financial year ended December 31, 2015 or before such time that are still in effect, other than in the ordinary course of business, are the following:

(a)	Trust Indenture, dated February 9, 2015, between the Company and Computershare Trust Company of Canada;

(b)	Supplemental Convertible Debenture Indenture, dated March 5, 2014, among the Company, Brigus, Fortune Bay, and Computershare Trust Company of Canada;

(c)

Purchase agreement between Brigus and Sandstorm (the “Sandstorm Agreement”), dated November 9, 2010, for the sale of a percentage of the gold produced from the Black Fox mine. The term of the agreement is 80 years, renewable for subsequent 10 year terms unless terminated by Sandstorm. See “Mining Activities – Black Fox Complex – Sandstorm Goldstream Agreement”;

(d)

Second amended and restated silver purchase agreement among Silver Trading, SW Caymans, the Company and Silver Wheaton, originally dated as of October 15, 2004, restated as of March 30, 2006, amended and restated as of August 6, 2010. See “Mining Activities – San Dimas Mine – Amended and Restated Silver Purchase Agreement”;

(e)	Deed of indemnity among Silver Trading, the Company and Goldcorp, made as of August 6, 2010. See “Mining Activities – San Dimas Mine – Amended and Restated Silver Purchase Agreement”; and

INTERESTS OF EXPERTS

            The following is a list of the persons or companies named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 - Continuous Disclosure Obligations by Primero during, or relating to, Primero’s most recently completed financial year, and whose profession or business gives authority to the report, valuation, statement or opinion made by the person or company:

J. Morton Shannon, P. Geo. and Rodney Webster, M.AIG, of AMC Mining Consultants (Canada) Ltd. and Gabriel Voicu, P.Geo., former Vice President, Geology and Exploration of Primero authored the San Dimas Technical Report, and each a “Qualified Person” for the purposes of NI 43-101.

Clifford Lafleur, P.Eng., Director Technical Services of Primero, reviewed and approved the scientific and technical information after April 18, 2014 for San Dimas Mine, and a “Qualified Person” for the purposes of NI 43-101.

Clifford Lafleur, P.Eng., Director Technical Services and Patrick McCann, P.Eng., Principal Engineer of Primero, and each a “Qualified Person” for the purposes of NI 43-101, have reviewed and approved the Mineral Reserve estimates for San Dimas Mine.

Dave Laudrum, P.Geo., Senior Resource Manager of Primero, and a “Qualified Person” for the purposes of NI 43-101, has reviewed and approved the Mineral Resource Estimates for San Dimas Mine.

Harold Brisson, Resource Manager of Primero, who authored the Black Fox Complex Technical Report, and a “Qualified Person” for the purposes of NI 43-101.

Clifford Lafleur, P.Eng., Director Technical Services of Primero, reviewed and approved the scientific and technical information after June 30, 2014 for the Black Fox Complex. Messrs. Clifford Lafleur, P.Eng., Director Technical Services and Russell Pennell, P.Eng., Senior Mine Planner of Primero and each a “Qualified Person” for the purposes of NI 43-101 have reviewed and approved the Mineral Reserve estimates for Black Fox Mine.

Dave Laudrum, P.Geo., Senior Resource Manager of Primero, and a “Qualified Person” for the purposes of NI 43-101, has reviewed and approved the Mineral Resource estimates for Black Fox Mine.

Rodney Webster, M.SIG, of AMC Mining Consultants (Canada), has acted as a “Qualified Person” for the Mineral Resource estimate for Grey Fox.

Timothy Carew, P. Geo formerly of Reserva International LLC, Thomas Dyer, P.E. of Mine Development Associates, Peter Hayward, F.AusIMM of Sedgman Ltd., and John Skeet, F.AudIMM, who authored the CDG Technical Report, and each a “Qualified Person” for the purposes of NI 43-101.

Gabriel Voicu, P.Geo, Vice President, Geology and Exploration of Primero reviewed the CDG Technical Report on behalf of Primero.

Clifford Lafleur, P.Eng., Director Technical Services of Primero, reviewed and approved the scientific and technical information after May 11, 2012 for the Cerro Del Gallo Project.

            To the Company’s knowledge, each of the aforementioned firms or persons held less than 1% of the outstanding securities of the Company or of any associate or affiliate of the Company when they prepared the reports referred to above or following the preparation of such reports. None of the aforementioned firms or persons received any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports.

            Based on information provided by the relevant persons, none of the aforementioned firms or persons, nor any directors, officers or employees of such firms, is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company except for Clifford Lafleur, Director Technical Services; Patrick McCann, Principal Engineer; Dave Landrum, Senior Resource Manager; Harold Brisson, Resource Manager; and Russell Pennell, Senior Mine Planner, of the Company.

            KPMG LLP are the auditors of the Company and have confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant US professional and regulatory standards.

            Deloitte LLP were the auditors of the Company for the year ended December 31, 2014 and have confirmed that they were independent within the meaning of the rules of professional conduct of the institute of chartered accountants of Ontario.

ADDITIONAL INFORMATION

            Additional information relating to the Company may be found on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission’s website at www.sec.gov.

            Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans is contained in the Information Circular for Primero’s Shareholders Meeting, which is available on SEDAR at www.sedar.com.

            Additional financial information is also provided in Primero’s audited consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2015, which may also be found on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission’s website at www.sec.gov.

AUDIT COMMITTEE

Audit Committee Charter

            The Audit Committee is ultimately responsible for the policies and practices relating to integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding of corporate assets; reliability of information; and compliance with policies and laws.

            The Audit Committee’s charter sets out its mandate and responsibilities, and can be found in the Company’s management information circular or on the Company’s website www.primeromining.com.

Composition of Audit Committee

            The Audit Committee is currently comprised of three directors, Michael Riley, Grant Edey and Brad Marchant, all of whom are both independent and financially literate according to the Board’s independence standards as set out in the Company’s Board Guidelines and applicable Canadian and US securities laws and regulations. Michael Riley, the Chair of the Audit Committee, is also an “audit committee financial expert” under the U.S. Securities and Exchange Act regulations.

Relevant Education and Experience

            For a description of the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member, see “Directors and Officers – Principal Occupations and Other Information about Primero’s Directors and Executive Officers”. Such education and experience provides each member with:

  an understanding of the accounting principles used by the Company to prepare its financial statements;

  the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

  experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, and an understanding of internal controls and procedures for financial reporting.

Pre-Approval Policies and Procedures

            The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditor. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

            For the financial years ended December 31, 2015 and 2014, the Company paid the external auditor, CDN$874,634 and CDN$1,316,256, respectively, as detailed below:

	Year Ended December 31

Nature of Services	2015(1)(2)	2014(1)(3)
Audit Fees(4)	722,625	1,003,799
Audit-Related Fees(5)	0	312,457
Tax Fees(6)	152,009	0
All Other Fees(7)	0	0
Total	$874,634	$1,316,256

Notes:

(1)	All amounts in Canadian dollars.
(2)	In 2015, KPMG LLP was appointed auditor of the Company.
(3)	In 2014, Deloitte LLP was the auditor of the Company.
(4)

Audit fees represent the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the Company’s annual financial statements and internal control over financial reporting, review of interim financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. 2014 Audit fees also include services provided on the acquisition of Brigus.

(5)

Audit-related fees represent the aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees” above. These audit- related services include review of letters to regulatory authorities, consent and comfort letters in relation to prospectus filings, regulatory fees billed by the independent registered public accounting firm to the Company, accounting consultations on proposed transactions, and during 2014 services provided on the completion of the acquisition of Brigus.

(6)

Tax fees represent the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning. These professional services included tax compliance assistance and tax planning in 2015.

(7)	Other fees would include transaction related services.

SCHEDULE “A”
TECHNICAL DEFINITIONS

            The estimated Mineral Reserves and Mineral Resources for the Company’s properties have been prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) — Definitions (the “CIM Standards”) adopted by the Canadian Securities Administrators in National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). The following definitions are reproduced from the CIM Standards:

            The term “Preliminary Feasibility Study” means a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

            The term “Mineral Resource” means a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

            The term “Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

            The term “Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

            The term “Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

            The term “Mineral Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

            The term “Probable Mineral Reserve” means the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

            The term “Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

SCHEDULE “B”
MATERIAL MINERAL PROJECTS

SAN DIMAS

Property Description and Location

            The San Dimas Mine is located on the borders of the Durango and Sinaloa states, approximately 125 km north-east of Mazatlán, Sinaloa and 150 kilometres (“km”) west of the city of Durango, Durango, in Mexico. The property is centered on latitude 24°06’N and longitude 105°56’W.

            The San Dimas property consists of 66 contiguous concessions covering 24,966 hectares, having expiry dates ranging from 2019 to 2060. As per Mexican requirements for grant of tenure, the concessions comprising the San Dimas Mine have been surveyed on the ground by a licensed surveyor. All appropriate payments have been made to the relevant authorities and the licenses are in good standing. Primero has secured surface rights by either acquisition of private and public land or by entering into temporary occupation agreements with surrounding communities.

            In 2013, the Mexican federal government introduced a mining royalty, effective January 1, 2014, based on 7.5% of taxable earnings before interest and depreciation. In addition, precious metals mining companies must pay a 0.5% royalty on revenues from gold, silver and platinum.

            Primero holds the appropriate permits under local, State and Federal laws to allow mining operations at the San Dimas Mine. The main environmental permit is the Licencia Ambiental Única under which the mine operates its “industrial facilities”. The mine and mill expansion of the San Dimas Mine is also covered by this permit. Other significant permits are those related to water supply and water discharge rights. A waste pad project was commenced in 2013 for which both the environmental impact study and the technical justification were approved by the Secretaría de Medio Ambiente y Recursos Naturales and the Mexican environmental protection agency. In addition, permits were received from the Comisión Nacional de Agua regarding the Piaxtla River diversion that is part of this waste pad project. As of March 2014 the river’s course has been diverted through the new canal and the aquatic life recovery had been achieved. The new waste pad construction was completed in May 2014.

Access, Climate, Local Resources, Infrastructure and Physiography

Access

            Access to the San Dimas area is by air or road from the city of Durango. By road the trip requires approximately 10 hours. Primero maintains a de Havilland Twin Otter aircraft and a helicopter, both of which are based at Tayoltita. Travel from either Mazatlán or Durango to Tayoltita requires an approximate half hour flight in the Twin Otter aircraft. Most of the personnel and light supplies for the San Dimas Mine arrive on Primero’s regular flights from Mazatlán and Durango. Heavy equipment and supplies are brought in by road from Durango.

Climate

            The climate of the San Dimas area is semi-tropical, characterized by relatively high temperatures and humidity, with hot summers (maximum about 35° C) and mild winters. At higher elevations in the Sierra, frosty nights occur in the winter (November to March). The majority of the precipitation occurs in the summer (June through September); however, tropical rainstorms during October to January can result in considerable additional rainfall. The total average annual rainfall varies from about 66 to 108 cm. Weather does not affect the operations and mining is carried out throughout the year.

Local Resources and Infrastructure

            Mining at the San Dimas Mine is done by a mixture of contract mining and Primero personnel. Tayoltita is the most important population centre in the region with approximately 8,000 inhabitants, including mining personnel, and the population outside of this centre is sparse. Subsistence farming, ranching, mining and timber cutting are the predominant activities of the region’s population.

            Water for the mining operations is obtained from wells and from the Piaxtla River. Water is also supplied by Primero to the town of Tayoltita from an underground thermal spring at the Santa Rita mine.

            Electrical power is provided by a combination of Primero’s own hydro generation system – Las Truchas – and the Mexican “Federal Electricity Commission” (“CFE”). Primero operates hydroelectric and back-up diesel generators, which are interconnected with the MFPA. Since the completion of the Las Truchas phase 2A expansion in August 2014, the hydroelectric facility provides about 95% of the total requirement of the San Dimas Mine during four months of the year. During the remaining eight months of the year, corresponding to the dry season, the hydroelectric facility provides approximately 50% of the San Dimas power requirements for operations and the rest is supplied by the utility (CFE) and by diesel generators at the mine site. The recent Las Truchas phase 2A expansion has increased the power generation of the Las Truchas facility from 50 GW to 75 GW per year.

            The main infrastructure of the San Dimas district consists of roads, a townsite, an airport, the crushing and processing facilities of the Tayoltita mill, the old San Antonio mill, the Tayoltita/Cupias and San Antonio tailings facilities, the Las Truchas hydro generation facilities, a diesel power plant and the San Dimas Mine, which is divided into five blocks: West Block (San Antonio Mine), Sinaloa Graben Block, Central Block, the Tayoltita and Arana Blocks (Santa Rita Mine). The San Antonio mill and tailings facilities are currently under reclamation. Primero holds sufficient surface rights to support the San Dimas mine operations, and associated infrastructure. Environmental permits are required from various federal, provincial, and municipal agencies, and are in place for all current operations. No new permits are currently required for current exploration activity and mining operations, but existing permit amendments are required from time to time.

Physiography and Vegetation

            The San Dimas district is located in the central part of the Sierra Madre Occidental, a mountain range characterized by very rugged topography with steep, often vertical walled valleys and narrow canyons. Elevations vary from 2,400 metres above mean sea level (“amsl”) on the high peaks to elevations of 400 metres amsl in the valley floor of the Piaxtla River. Vegetation is dominated by pines, junipers and, to a lesser extent, oaks at higher elevations while lower slopes and valleys are covered with thick brush, cacti and grass.

History

Prior Ownership

            The San Dimas property contains a series of epithermal gold silver veins that have been mined intermittently since 1757. Modern mining began in the 1880s, when the American San Luis Mining Company acquired the Tayoltita mine and American Colonel Daniel Burns took control of the Candelaria mine and began working in the area, and has continued under different owners to the present. By 1940, the San Luis Mining Company had acquired the Candelaria and the Contraestaca mines.

            A mining law introduced in 1959 in Mexico required the majority of a Mexican mining company to be held by a Mexican entity and forced the sale of 51% of the shares of the San Luis Mining Company to Mexicans. In 1961, the Minas de San Luis S.A. de C.V. was formed and assumed operations of the mine. In 1978, the remaining 49% interest was obtained by Luismin S.A. de C.V (“Luismin”).

            In 2002, Wheaton River Minerals Ltd. (“Wheaton River”) acquired the property and, in 2005, Wheaton River merged with Goldcorp. Through its wholly-owned subsidiary, Primero Empresa, Primero acquired the San Dimas Mine from subsidiaries of Goldcorp in August 2010. See “General Development of the Business – Three Year History – Acquisition of San Dimas Mine”.

Historical Exploration and Development Work

            In the San Dimas mining district there are historical records that mention workings since 1757, but it was not until 1890 that there were formal operations by the San Luis Mining Company and Mexican Candelaria Company. In 1904, the first cyanide mill in Mexico was built at Tayoltita. By 1940, the Candelaria mine had been mined out.

            In the 1960s, higher grade discoveries led to the first deep drilling campaigns and to the initial long tunnels. In 1975, the first 4.5 kilometre tunnel (deepest in the district) was completed in the Tayoltita mine, this being an area where ore discoveries such as the San Luis vein had taken place following the “Favourable Zone” concept described under “Deposits and Mineralization” below, aided by field geology. In the 1980s, American and Mexican groups commenced operations that led to the first geophysical and geochemical exploration in the east “Tayoltita-Santa Rita” block.

            By the late 1980’s and early 1990’s, the Favourable Zone concept and Ag/Au ratios supported by fluid inclusion and thermal fusion studies led to discovery of the San Antonio and Santa Rita deposits. After acquisition of the whole property by the Mexican group there was a significant reduction in exploration activities throughout the whole mining district.

            In 2002, foreign investment (mainly Canadian) returned and the operation was acquired as a whole, which resulted in a substantial increase in drilling “long” drill-holes combined with the development of long tunnels perpendicular to the general trend of veins. Examples of these tunnels include San Luis, Santa Anita and Sinaloa Graben, where significant intersections and new high grade veins, such as the Elia, Aranza, Victoria and Alexa, were discovered.

Geological Setting

Regional Geology

            The general geological setting of the San Dimas district includes two major volcanic successions totalling approximately 3,500 metres in thickness, which have been described the Lower Volcanic Group (“LVG”) and the Upper Volcanic Group (“UVG”) and are separated by an erosional and depositional unconformity.

            The LVG is of Eocene age predominantly composed of andesites and rhyolitic flows and tuffs and has been locally divided into six units. The LVG outcrops along the canyons formed by major westward drainage systems and has been intruded by younger members of the batholith complex of granitic to granodioritic composition.

            The Socavón rhyolite is the oldest volcanic unit in the district, its lower contact destroyed by the intrusion of the Piaxtla granite.

            The overlying Productive Andesite is more than 750 metres in thickness and has been divided into two varieties based on grain size, but of identical mineralogy. One variety is fragmental (varying from a lapilli tuff to coarse agglomerate), and the other has a porphyritic texture (1 to 2 millimetres plagioclase phenocrysts).

            Above the Productive Andesite, the overlying Camichin unit, composed of purple to red interbedded rhyolitic and andesite tuffs and flows, is more than 300 metres thick. It is the host rock of most of the productive ore shoots of Patricia, Patricia 2, Santa Rita and other lesser veins in the Santa Rita mine.

            The Las Palmas Formation, at the top of the LVG, consists of green conglomerates at the base and red arkoses and shales at the top, with a total thickness of approximately 300 metres. This unit outcrops extensively in the Tayoltita area. The lower contact between the LVG and the underlying Productive Andesite is unconformable.

            The predominant plutonic events in the district resulted in intrusion of the LVG by granitic to granodioritic intrusives, part of the Sinaloa composite batholith.

            Other intrusives cutting the LVG include the Intrusive Andesite, the Elena aplite and the Santa Rita dacitic dikes. The even younger Bolaños rhyolite dike and the basic dikes intrude both the LVG and UVG. Intrusive activity in the western portion of the Sierra Madre Occidental has been dated continuously from 102 to 43 million years. The UVG overlies the eroded surface of the LVG unconformably.

Local and Property Geology

            In the San Dimas district, the UVG is divided into a subordinate lower unit composed mainly of lavas of intermediate composition called Guarisamey Andesite and an upper unit called the Capping Rhyolite. The Capping Rhyolite is mainly composed of rhyolitic ash flows and air-fall tuffs and is up to 1,500 metres thick in the eastern part of the district; however, within most of the district it is about 1,000 metres thick. The San Dimas district lies within an area of complex normal faulting along the western edge of the Sierra Madre Occidental. Compressive forces first formed predominantly east-west and east-northeast tension gashes that were later cut by transgressive north-northwest striking slip faults. The strike-slip movements caused the development of secondary north-northeast faults, with right lateral displacement.

Deposits and Mineralization

Deposits

            The deposits of the San Dimas district are high grade, silver-gold-epithermal vein deposits characterized by low sulphidation and adularia-sericitic alteration. They were formed during the final stages of igneous and hydrothermal activity from quartz-monzonitic and andesitic intrusions.

            Typical of epithermal systems, the gold and silver mineralization at the San Dimas Mine exhibits a vertical zonation with a distinct top and bottom that the prior owner of the mine termed the “Favourable Zone”. At the time of deposition, this Favourable Zone was deposited in a horizontal position paralleling the erosional surface of the LVG on which the UVG was extruded.

            This favourable, or productive, zone at San Dimas Mine is some 300 metres to 600 metres in vertical extent and can be correlated, based both on stratigraphic and geochronologic relationships, from vein system to vein system and from fault block to fault block.

Mineralization

            The mineralization is typical of epithermal vein structures with banded and drusy textures. Within the San Dimas district, the veins occupy east-west trending fractures except in the southern part of Tayoltita where they strike mainly northeast and in the Santa Rita mine where they strike north-northwest. The veins were formed in two different systems. The east-west striking veins were the first system developed, followed by a second system of north-northeast striking veins. Veins pinch and swell and commonly exhibit bifurcation, horse-tailing and sigmoidal structures. The veins vary from a fraction of a centimetre in width to 8 metres, but average 1.5 metres. They have been followed underground from a few metres in strike length to more than 1,500 metres.

            Three major stages of mineralization have been recognized in the district: (1) early stage; (2) ore forming stage; and (3) late stage quartz. Three distinct sub-stages of the ore forming stage also have been identified, each characterized by distinctive mineral assemblages with ore grade mineralization always occurring in the three sub-stages: (1) quartz-chlorite-adularia; (2) quartz-rhodonite; and (3) quartz-calcite.

            The minerals characteristic of the ore forming stage are composed mainly of white, to light grey, medium to coarse grained crystalline quartz with intergrowths of base metal sulphides (sphalerite, chalcopyrite and galena) as well as pyrite, argentite, polybasite, stromeyerite, native silver and electrum.

            The ore shoots within the veins have variable strike lengths (5 to 600 metres); however, most average 150 metres in strike length. Down-dip extensions of ore shoots are up to 200 metres but are generally less than the strike length.

Exploration and Drilling

            Historically, exploration of the Favourable Zone at San Dimas Mine has been done both by diamond drilling and by underground development work. Diamond drilling is predominantly done from underground stations as both the rugged topography (i.e. access to surface drill stations) and the great drilling distance from the surface locations to the target(s) makes surface drilling both challenging and expensive. All exploration drilling and the exploration underground development work are done both in-house and by use of contractors.

Channel Sampling

            While drilling and drifting are now the predominant methods of exploration, underground channel sampling plays a large role in the estimation of current Mineral Resources.

            Channel samples are routinely taken every three metres in all development in vein, and stoping is sampled every two rounds (6 metres). Sample limits within the vein are based on texture and mineralogy changes. No sample is more than 1.2 metres in length and the minimum sample width is 0.2 metres. A second cut is taken across the vein as a validation and the results averaged for grade control purposes. A tarpaulin is laid down below the sample line. The samples are taken as a rough channel along the marked line, ensuring that the unit is sampled in a representative fashion, with large slabs being broken and sub-sampled. The total sample which has collected on the tarpaulin is broken with a hammer, mixed and “quartered” such that a 2 kilogram sample is bagged and labelled with sample number and location details. Samples are dispatched to the Primero Tayoltita Mine Laboratory (the “TAY Lab”) and samples received by 1:00 p.m. are reported that day. Sketches of the face sampled are filed, showing samples’ physical locations from surveying and the measured width of each sample. Since January 2012, approximately 1/3 of all channel samples and 100% of drillcore samples were sent to the independent SGS laboratory in Durango. These samples had QA/QC procedures applied and were of a standard that can be reliably used for estimation of Mineral Resources. The vein mapping and channel sampling is continually plotted on plans and both used for grade control and for Mineral Resource estimation. In 2013 all channel samples collected and sent to SGS laboratory in Durango (approximately 1/3) were subjected to QA/QC procedures.

            In the opinion of Gabriel Voicu, the sampling methods are acceptable, meet industry-standard practice, and are acceptable for Mineral Resource and Mineral Reserve estimation and mine planning purposes.

BLACK FOX COMPLEX

Property Description and Location

            The Black Fox Complex is located in the Timmins Mining District in the Province of Ontario. The Black Fox Complex is situated 11 kilometres (“km”) east of Matheson, Ontario and the Black Fox Mill is 20 km west of Matheson, Ontario. The Black Fox open pit mine and the Black Fox Mill have been in operation since May 2009 and commercial production from the underground mine commenced in October 2011.

            The Black Fox mine and the two adjacent exploration properties, Grey Fox and Pike River, comprise the Black Fox Complex. The Black Fox Complex has a contiguous land package of 1,750.27 ha extending over a 6.5 km strike of the Destor-Porcupine Fault Zone. The Black Fox Mill property, which hosts the historic Stock Mine deposit, covers 24.7 square km and is located 31 km west of the Black Fox mine. The mill property extends over 6.0 km of the Destor-Porcupine Fault Zone.

Access, Climate, Local Resources, Infrastructure and Physiography

Access

            Access to the Black Fox Complex is via Highway 101 East. The Black Fox mine and its facilities and the Grey Fox exploration project are located on the south side of Highway 101 East 11 km east of Matheson and the Black Fox Mill is located on the North side of Highway 101 20 km west of Matheson.

Climate

            The minimum and maximum mean annual temperatures in the region are -4.8°C and +7°C. July and January average temperatures are 17.3°C and -17.3°C, respectively. The mean annual rainfall for the region is 857 mm (www.worldclimate.com). Rapid melting of accumulated snowfall can produce local flooding on the property for short periods during the spring months. Average monthly wind speeds for the region are 11 to 15 km/h (Dyck, 2007). It is possible to conduct exploration activities year round.

Local Resources and Infrastructure

            Much of the old mine infrastructure was upgraded in 2010 to facilitate mine development. New infrastructure to support open pit and underground mine operations include a truck shop, laboratory, administration building, the firewater/ freshwater pump house, and ancillary buildings.

            The Black Fox Mill is fed from an existing 27 kilovolt (kV) power line to the mill site. Power is distributed at the plant site from this 27 kV power line, a 5 mega volt ampere (MVA), 4,160 volt (V), 3 phase, 60 hertz (Hz) distribution transformer.

            The Black Fox mine is being supplied with fresh water from a well. Water from dewatering of the mine site is channelled to the mine’s holding pond for recycling and /or discharge through the Black Fox water treatment facility. Excess water is treated during the spring and summer months for discharge to the environment through the water treatment system.

            Supplies and services are available in Matheson or Timmins and can be delivered with a 12-hour turnaround. Primero holds sufficient rights to support the Black Fox Complex operations, and associated infrastructure. Environmental permits are required by various federal, provincial, and municipal agencies, and are in place for all current operations. No new permits are currently required for current exploration activity and mining operations, but existing permits amendments are required from time to time.

Physiography and Vegetation

            The property is located in a Boreal Shield ecosystem. The topography is moderate and averages about 280 metre amsl. Secondary-growth forest covers about 75% of the property and rock outcrops are sparse, comprising only 5% of the property physiography. The thick clay-rich overburden found across the property is typically 20 to 30 metres thick.

History

            The property was first explored by Dominion Gulf in 1952 and then by Hollinger in 1962. In 1988, Glimmer Mine Inc. put together the property package using a combination of crown and private lands. In 1989, Noranda Exploration Company Ltd. (Noranda) entered into a joint venture agreement with Glimmer. As a result of this agreement, Noranda held a 60% interest in the property. During their ownership, Noranda merged with Hemlo Gold Mines Inc. (Hemlo). Exall purchased the property from Hemlo in April 1996, obtaining approximately 60% interest in the property with Glimmer retaining 40%. Apollo Gold acquired a 100% ownership in the fall of 2002 and renamed the property “Black Fox” (Prenn, 2006). In June 2010 Apollo and Linear Gold Corporation (Linear) merged to form Brigus.

Historical Exploration and Development Work

            Beyond the known Mineral Reserves and Mineral Resources, upside potential exists for resource additions from ongoing exploration drilling at the Black Fox Complex and Black Fox Mill property. The Black Fox Complex ore bodies remain open at depth and along strike.

            Apollo Gold began exploration of the Black Fox mine site in 2003. From 2003 to 2013, Apollo and Brigus conducted several drilling programs, during which 504 surface core drill holes totalling 149,548 metres and 396 underground holes totalling 78,644 metres were completed.

            In 2008 and 2009, Apollo drilled 69 holes for a total of 13,651 metres on the Grey Fox and Pike River properties, which are adjacent to the Black Fox mine site. The 2008 drilling program of 16 core holes was successful in intersecting gold mineralization in rocks similar to the host rocks of the Black Fox ore on the Destor-Porcupine Fault Zone. Apollo called this north-south mineral structure the Contact Zone. The 2008 drilling program also hit very high grade gold mineralization in a silicified breccia within the Contact Zone.

            The 2009 drilling program completed 53 holes at the Contact Zone and the Grey Fox and Pike River properties. Drilling results continued to show gold mineralization continuity in multiple shallow, mineralized zones.

            In 2010, an IP ground-based geophysical program was completed over the Black Fox Complex with a total of 38.9 line-kilometres, including the Grey Fox property. The survey, which is designed to detect conductive mineralization, disseminated mineralization, alteration, structure and geology, generated 12 high-priority drill targets and 14 secondary targets. The 2010 drilling program of Brigus (formed by Apollo and Linear Gold merger) followed-up on historical data and also tested new gold occurrences on the project. Three drill rigs were used to explore the Contact Zone and the Gibson, Grey Fox South, Hislop North and 147 Zone targets. Drilling was performed by Norex Drilling and the core was of NQ diameter. The 2010 exploration drilling program completed 69 drill holes (26,805 metres) at the Grey Fox and Pike River properties that included 34 drill holes (12,703 metres) on the Contact Zone, 14 drill holes (5,123 metres) on the Gibson deposit/shear, 3 drill holes (1,503 metres) on the Grey Fox South Zone, 11 drill holes (4,336 metres) on the Hislop North target, and 7 drill holes (3,139 metres) on the future 147 Zone. Drilling results continued to show gold mineralization continuity in multiple mineralized zones on the Contact Zone. In September 2010, Scott Hogg & Associates Ltd. was commissioned by Brigus to perform a helicopter-borne aeromagnetic gradient survey over the Black Fox mine block, which included the project area and the Black Fox Mill block. The survey was performed using a Wisk Air Bell 206 LR helicopter and a total of 1,074 line-kilometres of data was collected. Of this, 490 kilometres were from the Black Fox mine block, and 584 kilometres were from the Black Fox Mill block. Final geophysical survey reports were delivered in December 2010.

            In January 2011, Brigus discovered the 147 gold zone located approximately 400 metres to the south of the Contact Zone on the Grey Fox property. During Brigus’ 2011 drill program, two drill rigs were used for infill drilling and testing along strike and down-dip on the Contact Zone. Two or three other drill rigs were used to expand the 147 Zone, and one drill rig was used to test other known gold-bearing structures and targets that were identified from the induced polarization and magnetic geophysical survey. Drilling was conducted by Norex Drilling and Laframboise Drilling Inc. All core samples were of NQ diameter. The 2011 exploration drilling program completed 247 drill holes (92,273 metres) at the Grey Fox and Pike River properties that included 79 drill holes (27,881 metres) on the Contact Zone, 28 drill holes (8,798 metres) on the Gibson deposit/shear, 2 drill holes (883 metres) on the Grey Fox South Zone and 138 drill holes (54,710 metres) on the 147 Zone. Drilling results continued to show gold mineralization continuity in multiple shallow, mineralized zones on the Contact Zone and the newly discovered 147 Zone.

            The 2012 exploration drilling program completed 261 drill holes (76,566 metres) at the Grey Fox and Pike River properties that included 64 drill holes (20,285 metres) on the Contact Zone, 140 drill holes (33,902 metres) on the 147 Zone, 1 drill hole (260 metres) on the new Whiskey Jack Zone and 56 drill holes (22,119 metres) on the newly discovered Grey Fox South. The bulk of the Contact and 147 Zone drilling program was focused on converting the inferred resources to the indicated category. Drilling results continued to show gold mineralization continuity in multiple mineralized zones on the Contact, 147 and Grey Fox South zones.

            Apart from the Black Fox mine deposit mineralization, the majority of known gold mineralization defined to date at the Black Fox Complex occurs within the Contact Zone and 147 Zone on the Grey Fox-Pike River properties. Previous drilling by Apollo and Brigus on the Contact Zone and 147 Zone highlighted the potential for significant gold resources with the possibility of underground mining. Following drilling completed in 2012, the Contact Zone has been extended for at least 1,200 m, however the core zone of gold mineralization of interest is approximately 450 metres in strike length and remains open to the north and at depth. Most of the 2009 to 2012 drilling was relatively shallow, concentrated within 200m of bedrock.

            The 2013 Brigus Gold drilling program focused on expanding and infill-drilling the 147, Contact and Grey Fox South zones. A total of 139 drill holes for 62,918 metres were drilled on the Grey Fox deposit area in 2013.

            No hole was drilled between January 1 and March 5, 2014. From March 5 to December 31, 2014, Primero drilled, logged and sampled 90,084 metres on Grey Fox, Pike River and Stock Projects.

Geological Setting

            The Black Fox Complex lies within the Abitibi Subprovince (Abitibi Greenstone Belt) of the Archean Superior craton, in eastern Canada along the northern margin of the Destor-Porcupine Deformation Zone. The Destor-Porcupine Zone is the known host structure of the Black Fox Complex and many other occurrences of gold and gold mines in the Timmins Mining District. The system regionally strikes east-west and dips variably to the south. Black Fox lies on the southern limb of a large scale fold on a flexure in the Destor-Porcupine Fault where the strike changes from east-west to southeast. Folded and altered ultramafic and mafic are the host rocks for mineralization. Gold occurs as free gold in quartz veining and stockworks in altered ultramafics and in gold associated with pyrite in altered tholeiitic basalts. The Timmins Mining District was first discovered in the early 1900s and has been a prolific producer of gold and other metals.

Deposits and Mineralization

Deposits

            The Black Fox Complex is located with other gold deposits near the Destor-Porcupine Deformation Zone. The auriferous zones seem to be associated with an orogenic gold occurrence related to longitudinal shear zones (greenstone-hosted quartz-carbonate vein deposit). They correspond to structurally controlled, complex epigenetic deposits hosted in deformed metamorphosed terranes. Black Fox is being mined as an open pit and underground mining operation. Black Fox commenced mining from the open pit in May 2009 and achieved commercial production from the underground operations in October 2011.

            Although the gold zones of Grey Fox are readily integrated in an orogenic model, they could also be associated with a low sulphidation epithermal gold model. Extensional, pull-apart basins formed between regional strike-slip faults, or at transitions between these faults, provide favourable sites for intrusions and epithermal deposits.

Mineralization

            Gold mineralization at the Black Fox mine occurs in several different geological environments within the main ankerite alteration zone, which has a strike length of over 1000 metres and a variable true width ranging from 20 metres to over 100 metres. This mineralized envelope occurs primarily within komatiitic ultramafics and lesser mafic volcanics within the outer boundaries of the PDDZ. The auriferous zones have several modes of occurrence, from concordant zones that follow lithological contacts and have been subsequently deformed, to slightly discordant zones associated with syenitic sills and quartz veins or stockworks.

            Work carried out to date has identified four different styles of mineralization within the mineralized envelope at the Black Fox mine. These are:

•	Free gold associated with shallow dipping (20-50°) quartz veins and stockworks in green carbonate and ankerite altered ultramafic rocks (U0, BO, B2, and Al structures);
•	Gold-bearing pyrite associated with syenitic sill-like bodies (JO, RO/Ri structures);
•	Gold associated with fine-grained pyrite within bleached ankerite-sericite altered mafic volcanic rocks (CO structure);
•	Free gold in steeply dipping sigmoidal quartz veins associated with shear zones within green carbonate alteration zones (SO/S1 structures) (Hoxha and James, 1998).

            More than 15 separate mineralized structures have been identified to date within the ankerite envelope. The two main auriferous zones are the Al at the hanging wall contact and the CO located at the footwall contact. The many other smaller zones between them generally have less continuity and width and represent parallel mineralized shears and faults. From previous underground work, it appears that the subhorizontal zones along the structure often have the greatest thickness, on the order of 10 to 15 metres (33-49 ft), and the highest grades. This subhorizontal zones are interpreted as dilation zones formed during episodes of folding and structural movements. The majority of other mineralized zones and quartz veins range in width from 1 to 5 metres (3-16 ft).

            More than three generations of quartz veining have been identified in the Black Fox mine workings. Shear/fault zones paralleling the main mineralized envelope are responsible for the localized formation of these quartz vein and stockwork zones. The presence of sigmoidal vein structures, multiple quartz injections and re-sheared vein material with chloritic slips indicate complex and repeated structural movements at the time of formation. Visible gold commonly occurs as fracture-fillings within the veined zones associated with chloritic slips. Gold mineralization is erratic in places within the quartz stockwork zones, probably due to the fact that only certain vein sets carry gold while others are barren.

            Mineralized zones at the Grey Fox deposit occur along and adjacent to the eastern end of the Timiskaming lens, which in the area of the mineralized zones trends northerly and dips steeply to the east. Drilling suggests that east of the mafic-sedimentary contact, the stratigraphy in the mafic volcanic sequence also trends north and dips steeply east. The sequence comprises alternating massive, pillowed and variolitic mafic units, and local thin volcano sedimentary horizons. Drill core observations show that the sequence is generally weakly foliated, despite proximity to the intense ductile strands of the PDDZ fault system to the north, although some lithologies including sedimentary horizons and contacts may have localized displacement, as suggested by cataclastic breccias and narrow semi-brittle shear zones associated with mineralization.

Sample Preparation, Analyses and QA/QC

Black Fox Mine
            The drill core was boxed, covered and sealed at the drill rigs, and transported by drilling employees to the logging facility where Brigus Gold personnel would take over the core handling. The core was logged and sampled by or under the supervision of Brigus Gold geologists at the core shack of the Black Fox mine. Each sample was tagged.

            Drill core samples were bagged by technicians and then grouped in batches. The sample batches were shipped to one of the five following laboratories in Ontario during the period of reference: Black Fox Mill Laboratory located between Matheson and Timmins; Cattarello Assayers (“Cattarello”) in Timmins; Accurassay Laboratories (“Accurassay”) in Thunder Bay; ALS Laboratory (“ALS”) in Thunder Bay; and PolyMet Labs (“PolyMet”) in Cobalt. They were prepared according to each laboratory’s sample preparation protocol for the given analytical procedure. The decision of where to send a batch was based on several reasons, including pickup schedules and turnaround time.

            The sampling and assay QA/QC protocol consisted of an in-field component managed by Brigus Gold logging and sampling personnel and an in-laboratory component managed by the laboratories. The in-field QA/QC consisted of inserting blanks and certified reference standards. Reject and pulp duplicates (“prep duplicates”) were also inserted by Brigus Gold staff, but no field duplicates were prepared before September 2013. Core samples were placed in sealed bags and sent for analysis.

Grey Fox Deposit
            The drill core was boxed, covered and sealed at the drill rigs, and transported by drilling employees to the logging facility where Brigus Gold personnel would take over the core handling. The core was logged and sampled by or under the supervision of Brigus Gold geologists at the Grey Fox core shack. Each sample was tagged with a unique number.

            Drill core samples were cut by technicians and then bagged and sealed before being grouped in batches. The sample batches were shipped to PolyMet Labs (“PolyMet”) in Cobalt, SGS Canada Laboratory (“SGS”) in Cochrane, or AGAT Laboratory (“AGAT”) in Mississauga where they were prepared according to each laboratory’s sample preparation protocol for the given analytical procedure. The decision of where to send a batch was based on pickup schedules and turnaround time.

            The sampling and assay QA/QC protocol consisted of an in-field component managed by Brigus Gold logging and sampling personnel and an in-laboratory component managed by Polymet, SGS and AGAT. The in-field QA/QC consisted of inserting blanks, certified reference standards, and field duplicates consisting of the second half of core samples.

CERRO DEL GALLO PROJECT

Property Description and Location

            The Cerro del Gallo Project (San Antón Property) is located in the state of Guanajuato in central Mexico, approximately 270 kilometres northwest of Mexico City. The San Antón Property fully incorporates the San Antón de las Minas mining district, centred 23 kilometres east northeast of Guanajuato city and the historic Guanajuato Mining District where production from 1700 to 2004 is reported to be 1.14 billion ounces of silver and 6.5 million ounces of gold. Although the Guanajuato Mining District has a long history of silver and gold mining and production extending back to 1558, production records at San Antón only date back to the 1860’s, however mining is reported from Spanish colonial times. San Antón lies within the central-southern segment of the world-class Mexican Gold-Silver Belt.

            The San Antón Property covers an area of 25,269 hectares (approximately 15 kilometres north-south by 16 kilometres east-west) and consists of a total of twelve granted, contiguous mining concessions all owned by San Antón de las Minas S.A. de C.V. (“SAM”). The concessions entirely cover the San Antón de las Minas mining district, including the old mines formerly worked for high grade vein-hosted gold-silver mineralization. The Company holds sufficient exploration rights to support the Cerro Del Gallo Project exploration activities. Environmental permits are required by various federal, state, and municipal agencies, and are in place for current exploration activities. For future exploration activities, existing permit amendments may be required from time to time.

            The San Antón Property is wholly owned by SAM, a resident Mexican company wholly-owned by the Company, after it completed its acquisition of the remaining 30.8% interest from a subsidiary of Goldcorp, effective December 19, 2013.

Access, Climate, Local Resources, Infrastructure and Physiography

Access

            The principal access route to the area is by sealed Federal Highway 110, then 14 km on a well maintained all-weather good quality gravel road. The journey by road takes approximately 20 minutes to complete from Dolores Hidalgo and approximately 1 hour and 15 minutes from Guanajuato. There is an international airport at Leon, 30 minutes from Guanajuato along a four lane toll freeway. An inland port facility has integrated the international airport with an industrial park, inland customs, railway facilities etc. and is being promoted by the state government. In addition to the international airport at Leon there are five local airports and one interstate airport within a 3 hour drive of the property area. Rail services are available within 20 km of Cerro del Gallo.

Climate

            The municipality of Dolores Hidalgo is classified as semi-arid. The climate is generally dry with sporadic, often violent rainstorms in the hot, summer months. Average annual precipitation is 564 mm mainly from May to September. The winter months are cool and dry. Temperatures range from a maximum of 36.5°C in summer to a minimum of 3.8°C in winter. The average yearly temperature is 17.4°C

Local Resources and Infrastructure

            The San Antón Property is located within a region of well-established infrastructure. The property area is well serviced by road, rail, and air services, power and water supplies, and skilled and semiskilled local labor. Surrounding cities are capable of providing most of the services required for supporting a major mining operation. Guanajuato municipality has a population of 153,364 inhabitants (official Instituto Nacional de Estadistica y Geografia (“INEGI”) projection, 2008) while Dolores Hidalgo C.N.I. has a population of 134,641 inhabitants (official INEGI projection, 2007). The community of San Antón de las Minas covers an area of 2,167 hectares. From 2005 INEGI records, the San Antón de las Minas community has a population of 473 inhabitants living in 78 dwellings at an occupancy rate of 6.1 people per house. San Antón de las Minas community facilities consist of a public primary school, a public secondary school, health center, a Catholic church, and four small general stores that satisfy local consumption. A plentiful supply of semi-skilled and unskilled labor is available in the local community. Subsistence agriculture is the principal activity of adults in the property area with the main crops being maize, beans and chilies. Electricity is supplied to the San Antón de las Minas community through a 13.8 kV, three phase power line operated by the Comisión Federal de Electricidad (Mexican Federal Power Authority), which passes over the southern flank of the Cerro del Gallo deposit and can be easily upgraded. Power supply is generally reliable and comes from the main Dolores Hidalgo to Guanajuato power line.

            There are a number of potential sources of water in the area, including groundwater from aquifers and local streams that drain the property area. Several large dams have been constructed in the surrounding area; including the Peñuelitas Dam that has a capacity of 23.8 Mm3 located 15 km from Cerro del Gallo near the city of Dolores Hidalgo.

Physiography and Vegetation

            Property is situated in the physiographic region known as the Sierra Madre Oriental. Elevations in the area range from 1,800 metres to 2,670 metres, with the top of Cerro del Gallo having an elevation of 2,310 m. Cerro del Gallo is located along the flank of the San Antonio Mountain Range which trends generally 20° NW. Along the western side of the property spurs from the rugged Guanajuato Mountain Range extend into the property area.

History

            The Consejo de Recursos Minerales, the Mexican equivalent of a Department of Mines, commenced an assessment of the San Antón de las Minas area in March 1977 as part of a combined federal and state government program to encourage new investment in the mining industry. Work by the Consejo de Recursos Minerales consisted mainly of regional geological mapping and stream sediment geochemistry, prospect evaluation, and airborne magnetics. The Consejo de Recursos Minerales reported disseminated copper mineralization averaging 0.4% in a quartz monzonite stock at Cerro del Gallo. SAM was formed with the signing of a joint venture agreement between Kings Minerals and Luismin on July 22, 2004.

            On May 22, 2013, the Company acquired all of the issued and outstanding ordinary shares of Cerro Resources NL (“Cerro”) by way of a scheme of arrangement under the Australian Corporations Act 2001. Cerro was an exploration and development company whose principal asset was 69.2% of the feasibility stage Cerro Del Gallo project, a gold-silver-copper deposit located in the province of Guanajuato, Mexico. On December 19, 2013, the Company acquired the remaining 30.8% interest in the Cerro del Gallo project from a subsidiary of Goldcorp.

Historical Exploration and Development Work

            The Cooperative was the first company to explore the area in recent times with work commencing in 1982. The company held an interest in the area until 2004 when it sold the project to Luismin S.A. de C.V. (Luismin), however no work was completed in their last 4 years of ownership. The Cooperativa concentrated their work on the Carmen-Providencia vein system where they rehabilitated the Dolores shaft to the 90m level, re-opened the La Mora adit, and commenced development of the Carmen adit along a section of the Carmen vein near the Dolores shaft. Only 2 truckloads of ore totaling 20.9 tons and estimated to average 82g/t Ag and 2.15g/t gold were mined from the Dolores underground workings. The company also completed a regional geological mapping program covering the Carmen-Providencia vein system and Cerro del Gallo. Trenching was completed along the Carmen-Providencia vein system and at Cerro del Gallo. The Cooperative drilled 6 diamond core holes for a total of 1,571.10m and excavated 2 shallow trenches at Cerro del Gallo.

            Luismin commenced exploration at San Antón in about 1994 on 2 small contiguous claim blocks totaling 110ha surrounded entirely by tenure owned by the Cooperative. The claims covered half of Cerro del Gallo and the Ave de Gracia epithermal vein system. Most of their work was completed between 1996 and 2000 and all work was focused on Cerro del Gallo. Luismin completed a program of rock chip sampling (616 samples), trenching (10 trenches), 3 lines of dipole-dipole IP surveying (70.6km), and drilling (15 holes for 3,551.3 metres). Declining metal prices from 2000 and subsequent years resulted in exploration budget constraints and the demise of work at Cerro del Gallo.

            The metallurgical test work that was carried out for the feasibility study commenced in 2006 and was performed on drill core samples and RC chip samples, by three Australian metallurgical laboratories. Phase 1 was conducted by Independent Metallurgical Laboratories, Welshpool, Western Australia, Phases 2, 3 and 5 were conducted by SGS Lakefield Oretest Pty Ltd, Malaga, Western Australia and phase 4 was conducted by ALS AMMTEC, Balcatta, Western Australia. JKTech of Brisbane Queensland was also used to determine comminution characteristics. Polysius Australia Pty Ltd of Henderson, Western Australia was used to evaluate the suitability of high pressure grinding rolls (“HPGR”) for the crushing of the Cerro del Gallo ores.

            Following the acquisition of the property in 2013, Primero embarked on a drilling program (described below) for infilling of the main Cerro del Gallo ore body, condemnation and for regional exploration. In early 2014, approximately 40 tons of core were shipped the SGS laboratory in Lakefield, Ontario to conduct an advanced metallurgical and geochemistry testing program. The goals of this program are to close the gaps identified in the due diligence effort at the acquisition and to improve management confidence in the metallurgical recovery of the ore, particularly in the transition ores which vary in levels of oxidation; to provide a more accurate cyanide consumptions value, to do additional percolation tests, to optimize cement additions during agglomerations, to establish stacking loading capacity, to evaluate leach pad stability, to improve understanding of the geochemical characteristics of the leached ores and the waste rock and to conduct further SART process tests. Testing was started in late Q2, 2014 and continued into mid-2015. The metallurgical testing program is being coordinated by BBA with support from BIOTEQ for the SART process. The metallurgical testing program was put on hold in 2015 with the completion of the humidity cell tests on ore and waste rock. Remaining work consists of column test work, SART process tests and the leach pad stability tests and these will resume once improved market conditions return. In the meantime the remaining 62 pallets of core have been put into storage at a SGS freezer storage facility in Ontario.

Geological Setting

            The San Antón Property is located within the Mesozoic Sierra Madre Oriental terrane and 80 km north of the west northwest trending Trans-Mexico Neovolcanic Belt. The Sierra Madre Oriental terrane is a thin skinned fold-thrust belt of Laramide age (Late Cretaceous-Early Tertiary). High level felsic intrusions emplaced into the western two thirds of the terrane provided the mechanism for hydrothermal activity and mineral deposition.

            The oldest rocks in the Cerro del Gallo area are a deformed and regionally metamorphosed volcano-sedimentary sequence of Triassic to Cretaceous age referred to as the Esperanza Formation. Around Cerro del Gallo the Esperanza Formation consists of layered sediments of argillaceous, silty argillaceous and arenaceous composition, and fragmental volcanic rocks of broadly intermediate composition. These sedimentary and volcanic rocks form an inlier referred to in this report as the Esperanza Inlier which is surrounded by Tertiary age fragmental volcanic rocks of rhyolitic composition. The Esperanza Formation has been affected by lower greenschist facies regional metamorphism. A crenulation cleavage overprinting an earlier cleavage in phyllite confirms the stratigraphic sequence has been subjected to at least two periods of regional deformation.

Deposits and Mineralization

            The San Antón Property is known to host a variety of styles of mineral deposits, including porphyry copper-gold deposits, intrusion-related gold deposits, epithermal silver-gold deposits, and gold-copper skarn deposits. All of these styles of mineralization are known to occur within the property concessions held by SAM. Historic mining within the San Antón de las Minas area was concentrated on epithermal veins, however, the main area of present interest is the large low grade bulk mineable copper-gold-silver deposit at Cerro del Gallo where a significant mineral resource has been identified. The Cerro del Gallo copper-gold-silver deposit lies within an inlier of a conformable sequence of siliclastic sediments and fragmental volcanogenic rocks. At Cerro del Gallo a sequence of fragmental volcanogenic rocks of intermediate bulk composition has been intruded by a small elongated upright felsic stock of granodioritic to monzogranitic composition.

            The Cerro del Gallo copper-gold-silver deposit can be considered to be a member of a distinct subclass of “reduced” porphyry-style copper-gold mineralization. These reduced porphyry copper-gold deposits lack primary hematite, magnetite and sulphate minerals, but contain abundant hypogene pyrrhotite, commonly have carbonic ore fluids, and are associated with ilmenite-bearing, reduced I-type granitoids.

            Hydrothermalalteration is zoned concentrically around the main felsic intrusive and intensity decreases outwards from the central intrusive. Potassic alteration is the dominant style of alteration in the core of the hydrothermal system which centered on the main felsic intrusive. Hydrothermal propylitic alteration overprints potassic alteration within both the felsic intrusives and wallrocks, and extends laterally beyond the zone of potassic alteration surrounding Cerro del Gallo. Propylitic alteration extends over a radius of up to 1km from the peak of Cerro del Gallo. It is more extensive on the western side of Cerro del Gallo.

Environmental Matters

            As part of the development plan for the San Antón Property, a surface water baseline study commenced in October 2005 and was updated in August 2006. This study conforms to federal government standard NOM-127- SSAL1-1994; which is the most comprehensive national standard, and has the most stringent limits. Sampling points were selected across an area ranging from upstream of the San Antón Project to downstream at the Peñuelitas dam near the city of Dolores Hidalgo. The primary objective of the study was to record the physio-chemical characteristics of the quality of surface water at the commencement of exploration in the area and prior to potential development of the property.

            Subsequent to the first surface water sampling program a surface water monitoring program has been developed to Mexican national standards in order to monitor seasonal water flow and water quality at strategic points throughout the property area. Additional baseline environmental studies included air quality dust monitoring which commenced in February 2008 and with the installation of a weather station (VAISALA WXT510) in January 2008. Further to the earlier water sampling and monitoring programs, an additional surface water sampling monitoring program was initiated in 2013 in order to add to the existing body of data and to meet specific permitting requirements. This monitoring program will continue into 2016 and 2017.

Exploration and Drilling

            The exploration activities at the San Antón property have consisted of drilling (reverse circulation and diamond core) and several sampling programs; including stream sediment, BLEG, Niton® soil and conventional soil sampling. The majority of the exploration work has focussed on the Cerro del Gallo deposit.

            San Anton de las Minas (“SAM”) completed a limited RC drilling program in December 2004. The main objective of this drill program was to validate and verify previous exploration results and concurrently evaluate the postulated optimum drill direction at the Cerro del Gallo deposit.

            SAM commenced resource definition drilling at Cerro del Gallo in April 2005 with the objective of testing coincident multi-element geochemical and geophysical anomalies extending beyond the boundaries of the initial Inferred Mineral Resource estimate. In June 2005 SAM commenced diamond orientated core drilling twinning reverse circulation drill holes from surface.

            SAM continued resource definition drilling and commenced metallurgical test work drilling at Cerro del Gallo during 2006 through May 2008. The objective of this program was to test and define the higher gold grade annulus associated with the coincident multi-element geochemical and geophysical anomalies surrounding Cerro del Gallo and to undertake detailed geotechnical and metallurgical test work diamond core drilling.

            Drilling at the Cerro del Gallo deposit by SAM between 2004 and 2008 consists of 280 holes of RC drilling for a total of 59,595 metres and 74 holes of diamond drilling for a total of 36,384 m.

Sampling

            All RC and DDH samples collected are immediately bagged, tied and placed collectively in larger polyweave bags and then sealed prior to collection. These samples are then securely stored until collected by SGS personnel. Samples collected at the RC drill rig are under constant surveillance around the clock until collected by SGS personnel. Samples collected from DDH core are stored at the secure coreyard facility under constant surveillance until collected by SGS personnel.

            RC samples were collected by three samplers under direct supervision of a geologist experienced with RC drilling and sampling techniques who was on-site at all times while drilling and sampling was in progress. Samples were collected continuously at 5 foot (1.52 metres) intervals from the drill collar at surface to the bottom of the hole. The 5 foot sample interval is based on an imperial rod string used by the drilling contractor. Sample collection is systematic and precise in accordance with strict procedural protocols. The splitter and all sampling equipment are cleaned with compressed air after each sample is collected. The laboratory sample is bagged from a single catch tray (1/8 sample) at the base of the splitter while the bulk reject sample is collected from three additional catch trays that were emptied into a UV stabilized large plastic bag. The geochemical sample is placed directly into a pre-addressed polyweave sack for dispatch to the SGS sample preparation laboratory in Durango. Each geochemical sample is weighed on-site at the time of collection to provide a record of sample recovery and consistently average between 2.5 –4 kg in mass throughout the program. Holes are terminated when the sample becomes wet and can easily become contaminated.

            Core drilling is HQ (63.5 mm) size and on rare occasions when a size reduction is required due to fractured ground conditions NQ (47.6 mm) is recovered. When possible, the core is re-configured to its original in-situ state to form a continuous cylinder. The core is firstly marked longitudinally with a felt tipped pen and then marked at 1.0 metres intervals for sampling for assay. Since 2013, the sampling intervals were not restricted to 1 m, but were based on geological and structural criteria. The sampling intervals were between 0.5 and 1.5 metres for Cerro del Gallo deposit (infill, delineation, metallurgical and condemnation drilling programs) and between 0.5 and 1.0 metres for the epithermal veins.

            SGS Canada Inc. Minerals Services in Toronto, Ontario, Canada and SGS Durango, Mexico were the primary laboratories used for routine element analysis of drill, rock-chip, soil, and stream sediment samples from the San Antón Property. SGS has a sample preparation facility in Durango and since November 2007 the Durango facility commenced fire assay for gold. SGS collect drill, rock-chip, soil, and stream sediment samples from the San Antón Property and transport them to Durango by vehicle. At the laboratory, samples are sorted and routinely oven dried at 105ºC, if necessary (SGS Code DRY 10). After drying, RC and core samples are crushed to 90% passing 2 mm (10#) prior to riffle splitting a sub-sample of ~1,000g for pulverizing (SGS code CRU25). The sample is riffle split using a stainless steel splitter The 1,000g sub-sample is pulverized to 90% passing 75 μm (200#) (SGS code PUL47) using a Labtech ESSA LM2 ring mill with a standard bowl. A subsample of approximately 200-250 g is then sent to SGS Toronto for analysis.

            Drill samples were initially routinely assayed for gold, silver, copper, lead, zinc, molybdenum and bismuth up until October 2005. Gold values are routinely determined by fire assay using a 30 g sample pulp with instrumental Atomic Absorption Spectrometry (AAS) finish. Since October 2005 drill samples also have been routinely assayed for a standard suite of 32 elements using SGS Method ICP40B.

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